04031314

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

JUN 14 2004

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SEGA CORPORATION
(Names of Persons Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department
SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku
Tokyo 144-8531 Japan
Telephone 81-3-5736-7111

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

70251

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the Notice of Convocation of the 46th Ordinary General Meeting of Shareholders which was distributed to shareholders of SEGA CORPORATION on or after June 11, 2004.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and SEGA CORPORATION concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SEGA CORPORATION

H. Oguchi
(Signature)

Hisao Oguchi
President and Representative Director
(Name and Title)

June 14, 2004
(Date)

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TRANSLATION: THIS ENGLISH TRANSLATION IS BEING PROVIDED TO UNITED STATES SHAREHOLDERS FOR THE SOLE PURPOSE OF COMPLYING WITH CERTAIN REQUIREMENTS UNDER UNITED STATES SECURITIES LAWS AND DOES NOT CONSTITUTE A NOTICE OF SHAREHOLDERS MEETING UNDER THE COMMERCIAL CODE OF JAPAN. IT IS NOT INTENDED IN ANY WAY TO SUBSTITUTE OR REPLACE THE ORIGINAL JAPANESE VERSION UNDER JAPANESE LAW AND IF THERE IS ANY DISCREPANCY BETWEEN THE ORIGINAL JAPANESE VERSION AND THIS TRANSLATION, THE ORIGINAL JAPANESE VERSION SHALL GOVERN.

June 11, 2004

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531
Hisao Oguchi
President

Notice of Convocation of the 46th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 46th Ordinary General Meeting of Shareholders (the "Meeting") will be held as stated below. You are respectfully requested to attend the Meeting.

Since you are entitled to exercise your voting right by written form in the event that you are unable to attend the Meeting, please see the reference documents herewith and send the voting exercise form, on which you indicate your approval or disapproval of the matters proposed in the following agenda, after affixing your seal impression.

<u>Particulars</u>

1. Date and Time:	10:00 a.m. June 29, 2004 (Tuesday)
2. Place of the Meeting:	Main Banquet Hall, Executive Tower 5th floor, Shinagawa Prince Hotel, 10-30 Takanawa 4-chome, Minato-ku, Tokyo, Japan

3. Agenda:

Matters to be reported:

Report on the non-consolidated balance sheets as of March 31, 2004, and the business report and the statements of income for the 46th business term (from April 1, 2003 to March 31, 2004)

Matters to be resolved:

First Item:	Approval of the proposed appropriation of disposal of losses for the 46th business term (from April 1, 2003 to March 31, 2004)
Second Item:	Establishment of a 100% parent company through a share-for-share exchange (Please note that the summary of the item above is set out in the attached document entitled "Reference Material" from page 28 through 51)
Third Item:	Election of six Directors
Fourth Item:	Election of two Statutory Auditors
Fifth Item:	Retirement allowances for retiring directors and statutory auditors
Sixth Item;	Election of additional accounting auditor

End

When you attend the Meeting in person, please submit the enclosed voting exercise form to the receptionist at the place of the Meeting.

(Attachment)

Business Report

(from April 1, 2003 to March 31, 2004)

1. Review of Operations

(1) Results of Operations

1) Overview of the business performance

The fiscal year ended March 31, 2004 brought encouraging signs of improvement in Japan's economic situation, including recovery trends in corporate revenues and stock prices. However, consumer spending continued to stagnate, as employment and income conditions remained difficult.

Under these circumstances, the Company focused on the development of its business activities as leader in the entertainment and amusement industries.

In amusement machine sales, the results exceeded the initial target, thanks to the strong demands by newly opened facilities. In amusement center operations, new business venture division recorded a favorable performance and contributed to the results. In consumer business, although sales of some titles exceeded far beyond the initial target, sales in Japan were sluggish, and total results in this segment were below the projection.

Non-consolidated net sales for the fiscal year ended March 31, 2004 were 97.27 billion yen, a 2.8 percent decrease compared with the previous year. Of the non-consolidated net sales, sales in Japan were 85.46 billion yen, up 8.6 percent over the previous year, and overseas sales were 11.81 billion yen, down 44.6 percent compared with the previous year.

The Company recorded extraordinary gains of 1.91 billion yen. This was mainly due to the gain from sale of investments in securities of 0.55 billion yen, and gains on repayment by purchase of convertible bonds of 0.51 billion yen.

Meanwhile, the Company accounted extraordinary loss of 2.25 billion yen. This was due primarily to loss on valuation of investments in securities of 0.74 billion yen and loss on valuation of investments in affiliates of 0.9 billion yen.

Accordingly, net income for the year totaled 9.66 billion yen (previous year: net loss of 2.54 billion yen)

During the year under review, the Company continued to dispose of or liquidate the assets to improve and streamline its balance sheet. Total assets as of the end of the year were 151.08 billion yen, a 29.56 billion yen decrease from the previous fiscal year-end. As with the previous year, the Company redeemed its zero-coupon yen-denominated convertible bonds due June 2004 (45 billion yen outstanding at the end of the previous fiscal year) in the aggregate principal amount of 34.92 billion yen. Thereafter cash and cash equivalents at the end of the term were 53.8 billion yen (decreased 25.59 billion yen, compared with the previous fiscal year-end). Meanwhile, total amount of interest-bearing debts was 37.08 billion yen or decrease of 38.06 billion yen and the Company improved its financial structure.

2) Overview by Business Segment

<Amusement Machine Sales>

In Japan, an industry trend toward the aggressive establishment of new medium- and large-sized amusement facilities was reflected in strong demand for SEGA's popular standard products including *UFO Catcher 7* and *Star Horse*. As a result, SEGA far exceeded the initial target.

In addition, the Company released new products utilizing its cutting-edge technologies, including *Outrun 2* and *Star Horse Progress*, which contributed to the favorable performance.

Thanks to the acceleration of newly opened facilities and the expansion of *UFO Catcher 7* sales, the prize products also recorded favorable results.

In overseas sales, the Company was working to expand its markets by popularizing new game concepts, especially multiplayer games. However, this effort was still in progress and overseas sales fell moderately short of the target.

<Amusement Center Operations>

The Company operates approximately 480 facilities as of March 31, 2004. Most of the facilities were operated by the Company's facility operation subsidiary, Sega Amusement Ltd. The Company's revenues in this segment were primarily from the Company's flagship facility,

Tokyo Joypolis, and its new business venture, *Kochu-oja Mushi-King*, which combined equipment rental and card sales. The Company's flagship facility, *Tokyo Joypolis*. recorded stable results, thanks to the continuous events and detailed promotion activities. *Kochu-oja Mushi-King* caused a big boom among kids and far exceeded the initial projection. Thus *Kochu-oja Mushi-King* contributed greatly to the profit. Also this success enabled the establishment of a business model consisting of a single location.

<Consumer Business>

During the year under review, the Company sold 8,560 thousand units from a total of 71 SKUs (projection: 9,380 thousand units from 78 SKUs). By regional segment, sales volume in Japan was 2,770 thousand units from 27 SKUs (projection: 3,230 thousand units from 30 SKUs), while sales volume in North America was 4,210 thousand units from 22 SKUs (projection: 4,230 thousand units from 24 SKUs), and sales volume in Europe was 1,580 thousand units from 22 SKUs (projection: 1,920 thousand units from 24 SKUs).

The release of some titles including *Blood Will Tell*, also known as *Dororo* in Japan, and *Headhunter2*, originally planned to be released during the year under review, were delayed to the next term.

In Japan, professional team management simulation games, such as *Let's Create a J-LEAGUE Professional Soccer Club!3* (PS2), *Let's Create a Professional Baseball Team! 2003* (PS2), racing horse development simulation games, such as *Dabitsuku3 Let's Develop a Racing Horse!* (PS2), *Initial D Special Stage* (PS2), and puzzle games, such as *Puyo Pop Fever* (PS2 and NGC) showed a favorable sales performance and contributed to the results.

In North America, though newly launched entertainment titles including *Sonic Heroes* (PS2, NGC, Xbox), *Sonic Adventure DX* (NGC), *Sonic Adventure 2: Battle* (NGC), *Virtua Fighter 4 Evolution* (PS2) and repeat orders were favorable, the total results fell short of the initial target. *Sonic Heroes* sold 1.42 million units worldwide, with a break-down of 0.15 million units in Japan, 0.85 million units in North America, and 0.42 million units in Europe, respectively.

Net sales explained above were as follows.

	46th Business Term Ended March 31, 2004		
	Amount (¥millions)	Ratio (%)	YoY Increase (%)
Sales of Amusement Products	62,063	63.8	2.7
	(4,617)	(4.7)	(-32.3)
Sales of Consumer Products	25,772	26.5	-21.3
	(6,294)	(6.5)	(-53.7)
Subtotal	87,835	90.3	-5.7
	(10,912)	(11.2)	(-46.6)
Revenue from Amusement Center Operations	6,858	7.0	92.3
Revenue from Royalties	2,574	2.7	-21.7
	(892)	(0.9)	(0.4)
Total	97,268	100.0	-2.8
	(11,805)	(12.1)	(-44.6)

Numbers in parentheses represent sales or revenues from exports included in the numbers not in parentheses.

Research and Development

The Company's R&D subsidiaries develop the home-use game software and software for amusement machines. Motherboard for amusement machines, mechatronics mechanism, and the system were developed at the research and development department of SEGA CORPORATION. The Company's subsidiaries developed home-use game software including *Sonic Heroes* (sold 1,420 thousand units), *Let's Create a J-LEAGUE Professional Soccer Club! 3*, racing horse development simulation game, *Dabitsuku3 Let's Develop a Racing Horse!*, *Initial D Special Stage* (PS2), and *Puyo Pop Fever*, which recorded favorable sales. Other than these game software, the Company's subsidiaries are developing the blockbuster titles to be released next term or after.

With respect to software development for amusement machine and amusement machine, the Company recognizes that it is required not only to develop new products with new game-concept for the development of new markets, but also to focus on the development of elemental technology and system development to reform the facility operation system, preparing for the coming change of business circumstances.

Tasks Ahead

Since the foundation of the Company, it has been establishing the **SEGA** brand synonymous to product development capabilities and challenges into new fields by continuously releasing new concept games with cutting-edge technologies in the amusement business. In addition, in the consumer business, by launching software with worldwide recognition, such as SONIC, the Company established the international brand, *SEGA*. Even at times when the business climate is changing drastically, the Company strives to improve its profitability by strengthening the elements of the SEGA brand, the product development capabilities, challenges into new business fields and internationalization.

1)Amusement Machine Sales Strategies

The Company holds a solid number one position in the industry. As a leading company, the Company strives to provide a new entertainment space with the Company's innovative products while revitalizing and cultivating the market. At present, the Company has a capability of providing full line-ups of products to meet the customers' demand and the Company will establish the business structure to continuously provide large-scale new products with cutting-edge technologies.

In overseas markets, by releasing products that became hits in Japan, the Company will enter into and develop new markets. The Company will also release detailed products, considering each market's character and capturing the growth opportunities.

2)Amusement Center Operations Strategies

To improve profitability at existing facilities, the Company sets investment criteria and opens new facilities, renews existing facilities, and closes unprofitable facilities. The Company holds a number one position in this category in Japan. From now on, the Company will strive to create services and spaces to meet the demand of all ages of customers to lead the market.

Recently, the market seems to have revitalized, and the number of families and couples who visit our amusement facilities and enjoy prize games and medal games have increased. Under these circumstances, the Company succeeded in developing new markets, as represented by the success of *Kochu-oja Mushi-King*. Furthermore, the Company will strengthen to cultivate new markets crossing over existing business categories and create new forms of entertainment, focusing on the development of original *SEGA* facilities.

3)Consumer Business Strategies

Although the Japanese market is expected to continue going through severe conditions, the markets in Europe and the U.S. are forecasted to expand. Under such circumstances, the Company is reforming the consumer business structure to increase SEGA's presence in Japan, North America and Europe. The Company has already strengthened the sales forces in each market by reorganizing business structures. The Company recognizes that the first priority for us is to release software attractive to users by strengthening productivities and the Company continues to reform and reorganize the R&D division to develop and create products with unique technologies and ideas.

Further, in anticipation of changes in business conditions in the near future, the Company is focusing on consumer business other than home-use game software development to establish a profit base. In order to achieve this objective, the Company also plans to reallocate development resources.

(2) Capital Expenditure

Total amount of capital expenditure for the year under review was ¥2.44 billion, which included ¥0.65 billion for purchase of amusement machines, ¥0.23 billion for investments in amusement facilities.

(3) Financing

During the year under review, the Company did not engage in new financing activities, except that upon maturity of commitment lines with banks on August 2003, the Company contracted for new commitment lines (maturity date: September 2006, maximum amount: 10 billion yen) with banks in September, 2003. In addition, the Company redeemed its zero-coupon yen-denominated convertible bonds due June 2004 in the aggregated principal amount of 2.45 billion yen aggregated principal amount of 18 billion yen bank guaranteed debentures. The Company repaid 0.6 billion yen of the 4.5 billion yen of bank loans. Moreover, the Company redeemed its zero-coupon yen-denominated convertible bonds due June 2004 in the aggregate principal amount of 34.92 billion yen of the 45 billion yen aggregate principal amount outstanding.

(4) Operating results and the Properties (millions of yen)

	43rd (04/2000-03/2001)	44th (04/2001-03/2002)	45th (04/2002-03/2003)	46th (04/2003-03/2004)
Net Sales	¥192,713	¥106,550	¥100,042	¥97,268
Recurring Profit (Loss)	(17,762)	4,718	1,944	6,998
Net Income (Loss)	(87,240)	(20,766)	(2,536)	9,655
Net Income (Loss) per Share (yen)	(537.20)	(136.27)	(16.39)	62.28
Total Assets	295,492	214,557	180,634	151,078
Net Assets	127,069	79,966	78,631	90,038

(Notes)

Net loss per share for the 43rd and 44th business terms were calculated on the basis of the total number of shares issued as of the end of the year. Net loss for the 43rd business term was calculated on the basis of the total number of shares issued including treasury stock as of the end of the business term. Net loss per share for the 44th or later business terms was calculated on the basis of the number of shares issued excluding the treasury stock as of the end of the business term. From the 45th business term, net loss per share was calculated on the basis of the accounting principle regarding net income.

During the 43rd business term, the Company recoded extraordinary losses of 146.26 billion yen caused by loss on disposal of inventory from the termination of Dreamcast hardware production. Thus, both sales and profit decreased. During the 44th business term, net sales decreased 44.7% compared with the previous term, mainly caused by spin-off of the Amusement center operation division. In addition, we accounted ¥33.53 billion of extraordinary loss. Until the 43rd business term, the Company accounted treasury stocks as current assets. Since the 44th business term, the Company has accounted its treasury stocks as a deduction item from the shareholders' equity. As a result, compared with the previous year, total assets and net assets decreased by ¥33.59 billion. During the 45th business term, the results in amusement machine sales far exceeded the initial projection and the results in amusement center operations was similar to the projection. However, the results in the consumer business were far below the projection. Though net sales decreased compared with the previous year, net loss narrowed to 2.54 billion yen, due to the decrease of extraordinary loss. The 46th business results were as described above under "(1) Results of Operation".

2. Overview of the Company (as of March 31, 2004)

(1) The Company's Principal Businesses

The principal businesses of the Company include the many factoring, sales and leasing of amusement machines, videogame, software and other products, in addition to the operation of amusement facilities. The principal products under each segment are as follows:

Business Segment	Principal Products and Goods
Amusement Machine Sales	Video games, medal games, prize games, vending machines, money changers, and IC motherboards
Consumer Business	Home-use videogame software
Revenues from Amusement Facilities	Fare receipts of amusement machines in facilities
Revenues from Royalties	Various license fees

(2) Principal offices

Head Office	2-12 Haneda 1-chome, Ohta-ku, Tokyo, Japan
Head Office No. 3	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo, Japan

(3) Status of Shares

1) Total number of shares authorized: 600,000,000 shares

2) Total number of shares issued: 174,945,690 shares

3) Number of shareholders: 98,515 (decreased 1,596, compared with previous term-end)

4) Major shareholders

Shareholders	Investment in the Company		Investment by the Company	
	Number of shares owned (thousand)	Percentage of voting rights	Number of shares owned (thousand)	Percentage of voting rights
SAMMY CORPORATION	39,248	25.4	-	-
SEGA CORPORATION (treasury stock)	19,912	-	-	-
Japan Securities Finance Co., Ltd.	4,924	3.2	-	-
S. S. Planning Co., Ltd.	4,680	3.0	-	-
Japan Trustee Service Bank, Ltd. (Account in trust)	3,636	2.4	-	-
The Master Trust Bank of Japan, Ltd. (Account in Trust)	3,388	2.2	-	-
O.S.Capital Co., Ltd.	3,384	2.2	0	3.1
Bank of New York for Goldman Sachs International (Equity)	2,874	1.9	-	-
Hayao Nakayama Foundation for Science & Technology and Culture	2,400	1.6	-	-
Sumitomo Mitsui Banking Corporation	2,000	1.3	-	-

(Note) Treasury stock does not have voting rights.

(4) Acquisition, disposal or holding of treasury stocks

1) Shares acquired: 7,875 shares

Acquisition Cost: ¥8 million

2) Disposal of Shares

None

3) Number of treasury stocks as of March 31, 2004: 19,912,236 shares

(Note) Above shares include 800 shares not beneficially held by the Company.

(5) Stock Acquisition Rights

1) Stock Acquisition Rights Already Granted

(i) Stock Acquisition Rights Resolved at the ordinary general meeting of shareholders held on June 27, 2002

	No. 1 Stock Acquisition Rights	No. 2 Stock Acquisition Rights
Date of the meeting of board of director, passed the resolutions	July 25, 2002	May 19, 2003
Number of stock acquisition rights	4,720 units	2,500 units
Type of shares subject to the stock acquisition rights	Common stock	Common stock
Number of shares subject to the stock acquisition rights	472,000 shares	250,000 shares
Issuance price for stock acquisition rights	Free	Free

(Notes)

1. Number of shares for stock acquisition rights is reduced by, among other things, the number of shares expired upon employees retirement.
2. Number of stock acquisition rights and number of shares subject to the stock acquisition rights are as of March 31, 2004.

(ii) Stock Acquisition Rights Resolved at the ordinary general meeting of shareholders held on June 27, 2003

	No. 3 Stock Acquisition Rights	No. 4 Stock Acquisition Rights
Date of the meeting of board of director, passed the resolutions	July 30, 2003	March 31, 2004
Number of stock acquisition rights	37,757 units	3,588 units
Type of shares subject to the stock acquisition rights	Common stock	Common stock
Number of shares subject to the stock acquisition rights	3,775,700 shares	358,800 shares
Issuance price for stock acquisition rights	Free	Free

(Notes)

1. Number of shares subject to the stock acquisition rights is reduced by, among other things, the number of shares expired upon employee retirement.
2. Number of stock acquisition rights and number of shares for stock acquisition rights are as of March 31, 2004.

2) Stock Acquisition Rights Granted during this business term on advantageous conditions to persons other than Shareholders

(i) <No. 2 Stock Acquisition Rights, resolved at the general meeting of shareholders held on June 27, 2002>

Details of the stock acquisition rights are as follows:

Date of the meeting of board of directors resolved	May 19, 2003
Number of stock acquisition rights	2,500 units
Type of shares subject to the stock acquisition rights	Common Stock
Number of shares subject to the stock acquisition rights	250,000
Issuance price	Free
Exercise price per share	2,465 yen
Exercise period	June 1, 2003 through May 31, 2006
Conditions for exercise	-A person allotted the stock acquisition rights must be a director or an employee of the Company, or the Company's subsidiaries or an advisor contracted with the Company or its subsidiaries at the time of exercise. However, if the person retired from the position of director of the Company or its subsidiary due to expiration of term or if the person is retiring in accordance with regulations or has other justifiable reasons, he or she can exercise the rights subject to the approval of the board. -A person allotted the stock acquisition rights can exercise the rights according to individual performances. Details of the conditions will be set forth in the stock acquisition contract between such person and the Company. -Other conditions shall be as set forth in the stock acquisition right contract between such persons and the Company based on the resolution at the 44th ordinary general meeting of shareholders and board meeting.
Reasons and conditions for retirement of stock acquisition rights	-The Company can retire the stock acquisition rights freely upon the shareholder resolution of a merger contract under which the Company will become the non-surviving entity, a share-for-share exchange contract under which the Company will become a wholly-owned subsidiary or a stock transfer contract. -Prior to the exercise, if the allotted person does not meet the exercise conditions and cannot exercise the rights, the Company can retire the rights for free.
Transfer of stock acquisition rights	Non- transferable
Details of advantageous conditions	In order to increase managerial involvement consciousness of the directors and employees of the Company and its subsidiaries, boost the morale and secure human resources, the Company issued the stock acquisition rights to directors and employees of the Company and its subsidiaries for free.

Name and number of stock acquisition rights granted

Directors of the Company: None

Employees of the Company, directors and employees of the subsidiaries (Top 10)

Name	Number of Stock acquisition rights	Note
Tsutomu Akazawa	5	Employee of SEGA WOW Inc.
Mikitaka Asai	5	Employee of Amusement
Nobutaka Arii	5	Employee of Hitmaker
Akihito Awano	5	Employee of SEGA CORPORATION
Hiroshi Ando	5	Employee of SEGA WOW Inc.
Takashi Iezumi	5	Employee of Hitmaker
Hiromitsu Izawa	5	Employee of Sega Amusement
Nobuo Ishii	5	Employee of SEGA WOW Inc.
Yasuo Ishikawa	5	Employee of SEGA CORPORATION
Naoto Ishizu	5	Employee of SEGA CORPORATION

Subsidiaries' director allotted more numbers of stock acquisition rights than the least number of rights allotted to any Company director:

None

Breakdown of the number of stock acquisition rights allotted to employees of the Company, directors and employees of subsidiaries.

	Number of Stock Acquisition Right Units	Number of shares subject to the rights	Number of persons granted the rights
Employees of the Company	680	68,000 shares	184
Directors of the subsidiaries	5	500 shares	1
Employees of the subsidiaries (note)	1,815	181,500 shares	516

(note) Above figures of Employees of the subsidiaries contains one retired person with rights.

(ii) <No. 3 Stock Acquisition Rights, resolved at the general meeting of shareholders held on June 27, 2002>

Details of the stock acquisition rights are as follows.

Date of the meeting of board of directors resolved	July 30, 2003
Number of stock acquisition rights	37,757 units
Type of shares subject to the stock acquisition rights	Common Stock
Number of shares subject to the stock acquisition rights	3,775,700 shares
Issuance price	Free
Exercise price per share	1,025 yen
Exercise Period	June 1, 2004 through May 31, 2007
Conditions for exercise	-A person allotted the stock acquisition rights must be a director or an employee of the Company, or the Company's subsidiaries or an advisor contracted with the Company or its subsidiaries at the time of exercise. However, if the person retired from the position of director of the Company or its subsidiary due to expiration of term or if the person is retiring in accordance with regulation or has other justifiable reasons, he or she can exercise the rights subject to the approval of the board. -A person allotted the stock acquisition rights can exercise the rights according to individual performances. Details of the conditions will be set forth in the stock acquisition contract between such person and the Company. -Other conditions shall be as set forth in the stock acquisition right contract between such persons and the Company based on the resolution at the 45th ordinary general meeting of shareholders and board meeting.
Reasons and conditions for retirement of stock acquisition rights	-The Company can retire the stock acquisition rights freely upon the shareholder resolution of a merger contract under which the Company will become the non-surviving entity, a share exchange contract under which the Company will become wholly-owned subsidiary or stock transfer contract. -Prior to the exercise, if the allotted person does not meet the exercise conditions and cannot exercise the rights, the Company can retire the rights for free.
Transfer of stock acquisition rights	Non- transferable
Details of advantageous conditions	In order to increase managerial involvement consciousness of the directors and employees of the Company and its subsidiaries, boost the morale and secure human resources, the Company issued the stock acquisition rights to directors and employees of the Company and its subsidiaries for free.

Name and number of stock acquisition rights granted

Directors of the Company:

Name	Number of stock acquisition rights
Hisao Oguchi	3,000
Hideki Sato	1,300
Tetsu Kayama	1,000
Akira Nagai	1,300
Hisashi Suzuki	1,000
Total	7,600

Employees of the Company, directors and employees of subsidiaries (top 10)

Name	Number of Stock Acquisition Right Units	Company name
Keiji Mori	1,000	Employee of SEGA CORPORATION
Hideki Okamura	1,000	Employee of SEGA CORPORATION
Yasuo Tazoe	700	Employee of SEGA CORPORATION
Yuji Naka	700	Employee of SEGA CORPORATION
Akira Sugano	700	Employee of SEGA CORPORATION
Masanao Maeda	400	Employee of SEGA CORPORATION
Toshihiro Nagoshi	400	Employee of SEGA CORPORATION
Yu Suzuki	300	Employee of SEGA CORPORATION
Toshiya Tabata	300	Employee of SEGA CORPORATION
Hidekazu Yukawa	300	Employee of SEGA CORPORATION

Subsidiaries' director allotted more numbers of stock acquisition rights than the least number of rights allotted to any Company director:

None

Breakdown of number of stock acquisition rights allotted to employees of the Company, directors and employees of subsidiaries

	Number of Stock Acquisition Right Units	Number of shares subject to the rights	Number of persons granted the rights
Employees of the Company	13,614	1,361,400	447
Directors of the subsidiaries	6,890	689,000	42
Employees of the subsidiaries (note)	9,653	965,300	842

(note) Above figure of Employees of the subsidiaries contains 14 retired persons with rights.

(iii) <No. 4 Stock Acquisition Rights, resolved at the general meeting of shareholders held on June 27, 2003>

Details of the stock acquisition rights are as follows:

Date of the meeting of board of directors resolved	March 31, 2004
Number of stock acquisition rights	3,588 units
Type of shares subject to the stock acquisition rights	Common Stock
Number of shares subject to the stock acquisition rights	358,800 shares
Issuance price	Free
Exercise price per share	1,025 yen
Exercise period	June 1, 2004 through May 31, 2007
Conditions for exercise	-A person allotted the stock acquisition rights must be a director or an employee of the Company, or the Company's subsidiaries or an advisor contracted with the Company or its subsidiaries at the time of exercise. However, if the person retired from the position of director of the Company or its subsidiary due to expiration of term or if the person is retiring in accordance with regulations or has other justifiable reasons, he or she can exercise the rights subject to the approval of the board. -A person allotted the stock acquisition rights can exercise the rights according to individual performances. Details of the conditions will be set forth in the stock acquisition contract between such person and the Company. -Other conditions shall be as set forth in the stock acquisition right contract between such persons and the Company based on the resolution at the 46th ordinary general meeting of shareholders and board meeting.
Reasons and conditions for retirement of stock acquisition rights	-The Company can retire the stock acquisition rights freely upon the shareholder resolution of a merger contract under which the Company will become the non-surviving entity, a share exchange contract under which the Company will become a wholly-owned subsidiary or stock transfer contract. -Prior to the exercise, if the allotted person does not meet the exercise conditions and cannot exercise the rights, the Company can retire the rights for free.
Transfer of stock acquisition rights	Non- transferable
Details of advantageous conditions	In order to increase managerial involvement consciousness of the directors and employees of the Company and its subsidiaries, boost the morale and secure human resources, the Company issued the stock acquisition rights to directors and employees of the Company and its subsidiaries for free.

Name and number of stock acquisition rights granted

Directors of the Company:

Name	Number of stock acquisition rights
Hajime Satomi	1,500
Yoshiharu Suzuki	1,000
	Total 2,500

Employees of the Company, directors and employees of subsidiaries (top 10)

Name	Number of Shares	Company
Hideaki Irie	300	Director of Sega of America, Inc.
Naoya Tsurumi	100	Employee of SEGA CORPORATION
Masanori Ogata	30	Employee of SEGA CORPORATION
Toshitsugu Kanari	30	Employee of SEGA CORPORATION
Takashi Sugita	30	Employee of SEGA CORPORATION
Haruo Noda	30	Employee of SEGA CORPORATION
Nobuto Fukushima	24	Employee of SEGA CORPORATION
Satoru Akamatsu	15	Employee of SEGA CORPORATION
Nobuhiko Ishihara	15	Employee of SEGA CORPORATION
Hiroshi Uemura	15	Employee of SEGA CORPORATION

Subsidiaries' director allotted more numbers of stock acquisition rights than the least number of rights allotted to any Company director:

None.

Breakdown of the number of stock acquisition rights allotted to employees of the Company, directors and employees of subsidiaries

	Number of Stock Acquisition Right Units	Number of shares subject to the rights	Number of persons granted the rights
Employees of the Company	788	78,800	68
Directors of the subsidiaries	300	30,000	1
Employees of the subsidiaries	0	0	0

(6) Employees

	Number of Employees	Increase (Decrease) compared with the previous year-end	Average Age	Average Duration of Employment (years)
Male	697	(39)	36.5	9.2
Female	117	2	31.2	6.3
Total or Average	814	(37)	35.8	8.8

(Notes)

1. Above figures include temporary employees (8 male and 8 female employees).

2. In addition to the above, the Company employs 273 part-time workers as of March 31, 2004.

(7) Principal Sources of Borrowings

Source of Borrowings	Amount	Number of shares held by Lenders	
		Number of shares (thousand shares)	Ratio of Voting rights (%)
Aozora Bank Ltd.	2,700 million yen	-	-
The Bank of Yokohama Ltd.	1,200 million yen	-	-
O.S.Capital U.S.A. Ltd.	739 million yen	-	-

(8) Group Companies

1) Relationship with SAMMY CORPORATION

SAMMY CORPORATION holds 39,248,600 shares with 25.4% of total voting rights of the Company. Hajime Satomi, president and representative director of SAMMY CORPORATION, holds the position of chairman and representative director of the Company, and holds 275,300 shares of the Company or 0.2% of the Company's voting rights.

2) Principal Consolidated Subsidiaries

Company Name	Paid-in Capital	Ratio of Voting rights (%)	Principal businesses
SEGA Holdings U.S.A, Inc.	$ 0 thousand	100	Holding Company in North America
Sega Amusements U.S.A., Inc.	$ 0 thousand	100 (note 1)	Import, manufacture and sale of amusement machines
Sega of America, Inc.	$41,900 thousand	100 (note 1)	Import, sale and development of consumer products
Visual Concepts Entertainment, Inc.	$3,008 thousand	100 (note1)	R&D for game software
Sega.com, Inc.	$ 0 thousand	100	Online infrastructure business for games
Sega Europe Ltd.	£ 302,402 thousand	100	European headquarters engaged in sales in the U.K.
Sega France S.A.	€ 38 thousand	100 (note 2)	Import and sale of consumer products in France
SEGA Gesellschaft fur Videospiele GmbH	€ 1,533 thousand	100 (note 2)	Import and sale of consumer products in Germany
Sega Consumer Products S.A.	€ 1,502 thousand	100 (note 2)	Import and sale of consumer products in Spain
Sega Amusements Europe Ltd.	£ 21,620 thousand	100 (note 2)	Import, manufacture and sale of amusement machines
JPM International Ltd.	£ 8,202 thousand	100 (note 2)	Develop, manufacture and sale of gaming machines
Ace Coin Equipment Ltd.	£ 585 thousand	100 (note 2)	Develop, manufacture and sale of gaming machines
Crystal Leisure Ltd.	£ 259 thousand	100 (note 2)	Develop, manufacture and sale of gaming machines
Sega Toys, Ltd.	¥ 518 million	67.5	Develop, manufacture and sale of toys
SEGA R&D Holdings Inc.	¥810 million	100	Holding company of domestic R&D subsidiaries
SEGA WOW Inc. (Note 4)	¥365 million	100 (note 3)	R&D for game software

Hitmaker Ltd.	¥190 million	100 (note 3)	R&D for game software
Amusement Vision Ltd.	¥110 million	100 (note 3)	R&D for game software
Smilebit Corporation	¥220 million	100 (note 3)	R&D for game software
Sonicteam Ltd.	¥80 million	100 (note 3)	R&D for game software
United Game Artists Ltd.	¥40 million	100 (note 3)	R&D for game software
DigitalRex Co., Ltd.	¥100 million	100 (note 3)	R&D for game software
Sega-AM2 Co., Ltd.	¥102 million	100 (note 3)	R&D for game software
Wavemaster Inc.	¥12 million	85.3	R&D for game software
Sega Amusement Ltd.	¥1,000 million	100	Operation of amusement facilities
Sega Logistics Service Ltd.	¥200 million	100	Maintenance Services and logistics
Sega Music Networks Co., Ltd.	¥400 million	100	Publication of contents for information devices

(Notes)

1. SEGA Holdings U.S.A., Inc. directly or indirectly holds all of the outstanding shares of Sega Amusements, U.S.A., Inc., Sega of America, Inc., and Visual Concepts Entertainment, Inc.
2. Sega Europe Ltd. directly or indirectly holds all of the outstanding shares of Sega France S.A., SEGA Gesellschaft fur Videospiele GmbH, Sega Consumer Products S.A., Sega Amusements Europe Ltd., JPM International Ltd., Ace Coin Equipment Ltd., and Crystal Leisure Ltd.
3. SEGA R&D Holdings Inc. directly or indirectly holds all of the outstanding shares of SEGA WOW, Hitmaker, Amusement Vision, Smilebit, Sonicteam, United Game Artists, DigitalRex, and SEGA-AM2.
4. SEGA WOW Inc. (formerly WOW Entertainment Inc.) changed its company name in October 2003.

3) Other Significant Group Company

Company	Paid-in Capital	Ratio of Voting Rights	Principal Businesses
TMS Entertainment Inc.	¥8,816 million	24.3%	Planning and production of animations (for TVs and movies)

4) Status of Group Companies During the Year Ended March 31, 2004

The Company acquired an additional 1.4% of TMS Entertainment Inc. shares in July 2003 and as a result, the Company holds 24.3% of TMS's total shares outstanding.

During the year under review, the Company reorganized the R&D studio business structures. In October 2003, Sega Rosso and Hitmaker merged into Hitmaker Co. Ltd., and Overworks and Wow Entertainment merged into SEGA WOW Inc. The production department of the Company spun off and established DigitalRex Inc. In December 2003, the Company established SEGA R&D Holdings, Inc., and eight R&D subsidiaries in Japan became its wholly owned subsidiaries.

In December 2003, the Company acquired 7.2% of Sega Toys Ltd. shares and, as a result, the Company holds 65.7% of Sega Toys' total shares outstanding.

5) Consolidated Business Performance

As of March 31, 2004, SEGA had 42 consolidated subsidiaries and 4 affiliated companies under the equity method. Consolidated net sales and net income for the year ended March 31, 2003 were ¥191.26 billion (decreased 3.0% compared with the previous year) and ¥8.76 billion yen (increased 186.8% compared with the previous year), respectively.

(9) Directors and Auditors

Title	Name	Responsibilities or other positions
Chairman and Representative Director	Hajime Satomi	President and representative director of SAMMY CORPORATION
President and Representative Director	Hisao Oguchi	
Vice Chairman and Director	Hideki Sato	
Directors	Tetsu Kayama	
	Akira Nagai	
	Hisashi Suzuki	.
	Yoshiharu Suzuki	President and representative director of Sammy Amusement Service Co., Ltd.
Standing Statutory Auditors	Kazutada Ieda	
	Iwao Nishi	
Statutory Auditors	Kinsuke Miyazaki	Certified Tax Accountant
	Yoshiyasu Gemma	

(notes)

1. At the 45th ordinary general meeting of shareholders, Hisao Oguchi, president and representative director of the Company and Makoto Kaneshiro were elected as directors .
2. At the 45th ordinary general meeting of shareholders, Yoshiji Fukushima, Chairman and director of the Company, and Muneaki Masuda, director of the Company, resigned.
3. As of June 27, 2003, Hideki Sato, president and representative director of the Company, was assigned as chairman and director, Tetsu Kayama, representative director, was assigned as director and Akira Nagai, representative director was assigned as director.
4. As of February 16, 2004, Masahiro Aozono and Makoto Kaneshiro, both directors of the Company, resigned.
5. At the extraordinary shareholders' meeting held on February 17, 2004, Hajime Satomi and Yoshiharu Suzuki were newly elected as directors.
6. As of February 17, 2004, Hideki Sato, chairman and director, was assigned as vice chairman and director.
7. Kinsuke Miyazaki and Yoshiyasu Gemma were outside auditors of the Company as provided under Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).

3. Material Events after the End of the Business Term

None

Non-consolidated Balance Sheets

SEGA CORPORATION

As of March 31, 2004

(millions of yen)

ASSETS	2004.3
Current Assets:	
Cash and time deposits	¥53,799
Notes receivable	968
Accounts receivable	12,678
Goods	920
Products	2,556
Raw materials	1,577
Work in progress	63
Inventories	126
Advanced money	4,551
Advanced expenses	692
Short-term loans receivable	42
Short-term loans to affiliates	344
Uncollected money	5,097
Others	610
Less allowance for doubtful accounts	(520)
Total current assets	83,510
Fixed assets	
Tangible fixed assets	
Amusement machines and facilities	817
Buildings	10,354
Structures	344
Machinery and equipment	24
Vehicles	9
Furniture and fixtures	1,831
Land	8,968
Total tangible fixed assets	22,350

Intangible Fixed Assets	
Rights on leasehold land	**1,461**
Software	**1,446**
Telephone subscription rights	**134**
Others	**83**
Total intangible fixed assets	**3,126**
Investments and Advances	
Investments in securities	**7,150**
Investments in affiliates	**23,171**
Investments in capital	**6,044**
Long-term loans receivable	**2,267**
Long-term loans receivable to employees	**32**
Long-term loans receivable to affiliates	**15,116**
Claims in bankruptcy, reorganization claims	**6,254**
Fixed Leasehold deposits	**1,999**
Long-term prepaid expenses	**127**
Others	**557**
Less allowance for doubtful accounts	**(12,790)**
Reserve for valuation loss of investments in securities	**(7,962)**
Total investments and Advances	**41,967**
Deferred Charges	**122**
Total Assets	**¥151,078**

LIABILITIES	2004.3
Current Liabilities:	
Notes payable	¥5,689
Accounts payable	4,358
Short-term loans payable from affiliates	739
Current portion of long-term bank loans	600
Current portion of debentures	2,900
Current portion of convertible bonds	10,080
Arrearages	1,552
Accrued expenses	7,475
Corporate tax payable	53
Business office tax payable	39
Advance received	243
Money deposited	112
Other current liabilities	78
Total current liabilities	33,923
Long-Term Liabilities	
Debentures	12,650
Convertible bonds	6,806
Long-term debt	3,300
Deferred income taxes	1,018
Accrued employees' retirement benefits	2,511
Accrued retirement benefits for directors and corporate directors	85
Other	744
Total long-term liabilities	27,115
Total Liabilities	61,039
Shareholders' Equity	
Common stock	127,582
Additional paid-in capital	2,171
Retained earnings	(1,285)
Adjustment of revaluation of land	(6,265)
Unrealized gain on investments in securities	1,485
Treasury stock	(33,649)
Total Shareholders' Equity	90,038
Total liabilities and shareholders' equity	¥151,078

Non-consolidated Statements of Income (For the year ended March 31, 2004)

(millions of yen)

	Amount
Operating Revenue	
Goods and products sales	87,835
Revenue from Amusement facilities	6,858
Revenue from loyalty	2,574
Total	**97,268**
Operating Expenses	
Cost of goods and products sales	67,831
Cost of amusement facility operations	4,020
Sales, general and administrative expenses	19,293
Total	**91,144**
Operating income	**6,124**
Non-operating income	
Interest income	246
Dividend income	1,632
Income from administration charge to affiliates	1,041
Other income	537
	3,459
Non-operating expenses	
Interest expenses	192
Amortization of bond issue expenses	594
Loss on foreign exchange	693
Loss from investments in securities	145
Expenses on administration charge to affiliates	611
Other expenses	347
Recurring profit	**2,584**
Extraordinary Income	
Gain on sale of fixed assets	547
Gain on disposal of donated assets	33
Reversal of provision for doubtful accounts	680
Gain on redemption of convertible bonds by purchase	509
Others	138
Total	**1,909**
Extraordinary loss	
Loss on disposal of property and equipment	78
Loss on sale of investments in securities	30
Loss on revaluation of investments in securities	744
Loss on revaluation of investments in affiliates	899
Provision for allowance for investment losses	212
Other extraordinary loss	286
Total	**2,251**
Income before income taxes	**6,655**
Income taxes	(3,000)
Net Income	9,655
Unappropriated losses from the previous year	10,942
Reversal of adjustment on revaluation of land	0
Unappropriated losses	1,285

(Notes)

1. Each amount set out in the financial statements is rounded down to the nearest million yen.

2. Significant Accounting Principles

(1) Standards and method of valuation of assets

(i) inventory assets ....cost method using the moving average method

(ii) marketable securities

Shares in subsidies and affiliated companies ...... cost method using the moving average method

Other securities

Securities with market value

Market value method based on the market price, etc. as of the date of settlement of accounts (any difference arising from the valuation will be accounted for the method of full amount direct transfer to capital and the sales cost will be accounted for using the moving average method)

Securities without market value

cost method using the moving average method

(iii) derivatives ....market value method

(2) Method of depreciation of fixed assets

(i) Tangible fixed assets ....constant percentage method

However, the straight line method is used for buildings (excluding attached facilities/equipment) acquired on or after April 1, 1998.

For buildings and structures based on a fixed term land leasehold agreement, the straight line method is used and the life of the buildings and structures is deemed to be the remainder of the fixed term leasehold and their residual value is considered to be zero.

(ii) Intangible fixed assets ....straight line method

Please note that, with respect to software used by the Company itself, the straight line method is used on the basis of the period during which the software can be used for internal purposes (5 years).

(3) Treatment of deferred assets ....Bond issuing expenses will equally be amortized over three (3) years from the time of the expenditure.

(4) Accounting standards for reserves

(i) Bad-debt reserves

With respect to general claims, the amount calculated based on the actual bad-debt ratio is included in the amount of bad-debt reserves. With respect to certain claims (including claims believed likely to become bad debts), the possibility of collection is considered on a case-by-case basis, and the amount expected to be uncollectible is included in the amount of bad-debt reserves.

(ii) Allowance for investment loss

To reserve for losses arising from investments in affiliates, we allocate the necessary amount to allowances for investment losses in light of the financial conditions, etc. of affiliates.

(iii) Allowance for retirement benefits

To reserve for the payment of retirement benefits to employees, an amount is reserved based on recognized obligations arising at the date of settlement of accounts on the basis of the estimated amount of retirement benefit obligations and pension assets as of the date of settlement of accounts. Actual differences are written off as expenses using the straight-line method over a fixed number of years not exceeding the average number of remaining years of service of employees at the time the obligations arise (10 years), from the term following that in which they arise.

(iv) Allowance for retirement bonus for directors and statutory auditors

To reserve for the payment of retirement bonus to directors and statutory auditors, the necessary amount is allocated in accordance with the bylaws. This allowance is stipulated by Article 43 of the enforcement regulations of the Commercial Code of Japan.

(5) Accounting standards for lease transactions

Finance lease transactions in which the transfer of the ownership of leased objects to the lessee is not recognized are treated in an accounting method similar to that used for ordinary lease transactions.

(6) Accounting method for hedge accounting

(i) Accounting method for hedge transactions

Deferred hedging treatment is applied. Appropriation is applied to foreign currency-denominated claims, obligations, etc. with foreign exchange forwards.

(ii) Hedging methods

Interest rate swaps and foreign exchange forward

(iii) Hedging scope

Investments in securities and foreign currency-denominated claims, obligations, etc.

(iv) Hedging principle

With respect to interest rate swaps, the purpose of hedge transactions is to avoid interest volatility risk in investments in securities intended for hedging and with respect to foreign exchange forwards the purpose is to decrease the possibility of losses in foreign currency-denominated claims, obligations, etc. through foreign exchange fluctuations.

(7) Accounting treatment of consumption tax, etc.

The accounting treatment of consumption tax, etc. uses the tax exclusion method.

3. Additional information

(1) balance of liquidated drafts — 2,114 million yen

(2) adoption of a consolidated tax payment system

A consolidated tax payment system has been adopted.

(3) the documents for calculation are prepared in accordance with the revised enforcement regulations of the Commercial Code of Japan, starting this term.

4. Accumulated depreciation of tangible fixed assets — 22,341 million yen

5. Revaluation of land

The Company revalued the land used for its business on the basis prescribed by the Land Revaluation Law (Law No.34, March 31, 1998)and the Law to Partially Revise the Land Revaluation Law (Law No.19, March 31, 2001) and the resulting revaluation differences are included as adjustments to the revaluation of land in Shareholders' Equity.

Revaluation method	The value of land is determined by a method that reasonably adjusts the estimated amount of fixed asset taxes as specified by Article 2, Clause 3 of the Ordinance Implementing the Land Revaluation Law (No. 119 of 1998 Cabinet Order, on March 31, 1998) and assessment by real estate appraisers as specified by Clause 5 of said law.
Date of revaluation	March 31, 2002

The market value of the revalued land for business use at the settlement of accounts is lower than its book amount after the revaluation by:

639 million yen

6. Short-term receivables from affiliated companies	9,380 million yen
Long-term receivables	15,116 million yen
Short-term payables	4,603 million yen

7. In addition to the fixed assets included in the balance sheet, certain computers and office and other equipment are used under lease agreements.

8. Loan guarantees	20,628 million yen	
Of that number, foreign-currency loan guarantees	6,208 million yen	(58,741,000 US dollars)
	200 million yen	(1,555,000 euro)
	19 million yen	(5g99,000 pounds)

9. The amount obtained by deducting the adjustment to the revaluation of land and the adjustment to the evaluation of shares, etc. from net assets in the balance sheet is lower than the sum of capital and capital reserves by: 34,935 million yen

10. Net income per share 62.28 yen

11. Breakdown of donated assets for disposal

Buildings	86 million yen
Land	64 million yen
Investments in securities	1,594 million yen
Shares of affiliated companies	1,561 million yen
Long-term loans receivable	1,900 million yen
Bad loan reserve	(1,120) million yen
Other (investments and other assets)	4,231 million yen
Total	8,317 million yen

12. Volume of transactions with affiliated companies

Operating revenue (sales of products and merchandise and other transactions)	23,394 million yen
Operating cost (cost of sales of products and merchandise and other cost)	24,788 million yen
Volume of transactions other than business transactions	6,840 million yen

13. Breakdown of profit and loss, including the loss on settlement of donated assets

Gain on sale of investments in securities	300 million yen
Loss on sale of investments in securities	(21) million yen
Loss on evaluation of investments in securities	(114) million yen
Loss on evaluation of shares of affiliated companies	(5)million yen
Loss on incubation business	326 million yen
Net provisions for bad loan reserve	(420) million yen
Other profit and loss	(33) million yen
Total	33 million yen

Approval of the Proposed Appropriation of Losses for the 46th Business Term

PROPOSAL FOR DISPOSAL OF LOSSES

THE 46TH BUSINESS TERM (THE YEAR ENDED MARCH 31, 2004)

Undisposed losses at the end of the fiscal year	**1,285,869,008 yen**
The above shall be disposed of as follows:	
Losses carried forward	**1,285,869,008 yen**

Report of Independent Public Accountant

May 12, 2004

To the Board of Directors of
SEGA CORPORATION

ChuoAoyama Audit Corporation
Masaaki Suzuki (Seal)
Representative and Engagement Partner
Certified Public Accountant
Kiyoshi Ichimura (Seal)
Representative and Engagement Partner
Certified Public Accountant
Hiroyuki Kanda (Seal)
Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for disposal of losses, and its supporting schedules (limited to accounting matters) of SEGA CORPORATION for the 46th business year from April 1, 2003, to March 31, 2004 in accordance with Article 2, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki Kaisha*." With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) The proposal for disposal of losses has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report

We, the Board of Statutory Auditors of the Company, deliberated on the performance by Directors of their duties during the 46th fiscal year from April 1, 2003 to March 31, 2004, on the basis of each Statutory Auditor's report on his method and results and audit thereof. As a result, we hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline

   Each Statutory Auditor, in accordance with the audit policy and the assignment of work, etc., as determined by the Board of Statutory Auditors, attended meeting of the Board of Directors and other important meetings, received from Directors and Officers, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. In addition, we required the Company's Accounting Auditors to render reports on their audit and examined the financial statements and the supporting schedules. We also required the subsidiaries to render reports on their business, visited the material subsidiaries whenever necessary and made a investigation into the state of operations and financial positions.

   With respect to competitive transactions by Directors, transactions involving conflicting interest between Directors and the Company, offering of advantage by the Company for no consideration, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of treasury stock etc., we, in addition to the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit

   We are of the opinion:

   (1) That the method and results of the audit made by the Company's Accounting Auditors, ChuoAoyama Audit Corporation are proper;

   (2) That the business report fairy presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation;

   (3) That the proposition relating to the disposal of losses has noting to be pointed out in the light of the state of property of the Company and other circumstances;

   (4) That the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

   (5) That in connection with the performance by Directors of their duties, including the subsidiaries' affairs, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

   With respect to the competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, offering of advantage by the Company for no consideration, transaction not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of treasury stock etc., we find no breach by Directors of their duties.

May 18, 2004

Board of Statutory Auditors, SEGA CORPORATION

Kazutada Ieda, Standing Statutory Auditor

Iwao Nishi, Standing Statutory Auditor

Kinsuke Miyazaki, Statutory Auditor

Yoshiyasu Gemma, Statutory Auditor

Note: Mr. Kinsuke Miyazaki and Mr. Yoshiyasu Gemma are outside statutory auditors who fulfill the qualification requirements as provided for in Article 18.1 of "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki Kaisha*."

Reference Materials to Assist Shareholders in Exercising Their Vote

1. Total number of voting rights owned by shareholders: 1,542,256 units

2. Matters to be resolved and related information;

<u>First Item</u>: Approval of the Proposed Disposal of Losses for the 46th Business Term

The description of this item is as described in the page 25 of the Attachment. Regarding the business result of this fiscal term, as described in "Results of Operations", from the page 3 through 6 of the Attachment, this is the first year to record net income in six years. However, net income for the year was not enough to offset the deficit of the previous term. Thereafter SEGA CORPORATION will carry forward the loss to the next term and regrettably, dividends for this term will be passed.

<u>Second Item</u>: Establishment of a Holding Company through a share-for-share exchange

1. Why the share-for-share exchange is needed

SEGA CORPORATION and SAMMY CORPORATION (hereinafter referred to as "the Corporations") have agreed to integrate their operations to maximize corporate value by combining their management resources and deriving maximum synergies, to establish an even stronger position as a globally integrated entertainment corporation. The merger of the management of the Corporations is expected to achieve positive results since the operations of the Corporations have minimal overlap and there is little competition with each other's businesses. The combination aims to harmonize the Corporations' technical development capabilities, with Sammy's high growth potential and profitability and SEGA's globally renowned name, while concurrently pursuing synergies and business efficiencies and accelerating the Corporations' development in Japan, bolstering their combined presence as an integrated entertainment company.

To achieve these objectives, the Company seeks shareholder approval of a proposal to establish a 100% parent company, SEGA SAMMY HOLDINGS INC., in cooperation with SAMMY CORPORATION through the share-for-share exchange specified by Article 364 of the Commercial Code of Japan and to make the Corporations wholly-owned subsidiaries of the new corporation.

2. Details of the share-for-share exchange

(1) Articles of Incorporation of the 100% parent company to be established

The details of the Articles of Incorporation of SEGA SAMMY HOLDINGS INC. will be set out below in the attached document entitled "Articles of Incorporation of SEGA SAMMY HOLDINGS INC." (from pages 44 through 51).

(2) Types and number of shares to be issued by the parent company established through the share-for-share exchange

The shares to be issued upon the establishment of SEGA SAMMY HOLDINGS INC. will be common stocks and the total number of shares of the new corporation will be the sum of the total number obtained by multiplying the total number of common stocks issued by SEGA CORPORATION as of the day preceding the share-for-share exchange by 0.28; provided, however, that numbers less than one-hundredth (1/100) of one share shall be disregarded, and the number of common stocks issued by Sammy as of the day preceding the share-for-share exchange.

(3) Allocation of the shares of the new corporation to the shareholders of the Corporations

With the share-for-share exchange, the shares of SEGA SAMMY HOLDINGS INC. will be allocated to each shareholder (including beneficial shareholders; the same shall apply hereinafter) registered or recorded in the final shareholders' reregisters of the Corporations, as of the day preceding the share-for-share exchange at the respective ratios shown below:

(a) Shareholders of SEGA CORPORATION

0.28 common stock of SEGA SAMMY HOLDINGS INC. will be allocated in exchange for one common stock of SEGA CORPORATION.

(b) Shareholders of SAMMY CORPORATION

One common stock of SEGA SAMMY HOLDINGS INC. will be allocated in exchange for one common stock of SAMMY CORPORATION.

(4) Amount of capital and capital reserve of the 100% parent company to be established

(a) Amount of capital: 10 billion yen

(b) Capital reserve: the amount calculated by deducting the amount of capital from the net assets of the Corporations as of the day of the share-for-share exchange

(5) Cash consideration for the share-for-share exchange (amount of money to be paid to the shareholders)

No cash consideration will be paid to shareholders with the share-for-share exchange.

(6) Date of share-for-share exchange (timing of share-for-share exchange)

The share-for-share exchange is scheduled to take place on October 1, 2004; provided, however, that depending on the progress in the share-for-share exchange procedures, the date may be changed with the mutual agreement of the Corporations, if required.

(7) Limitation on the appropriation of earnings

SEGA CORPORATION will not pay either dividends or interim dividends. SAMMY CORPORATION will pay 50 yen per share as dividends to its shareholders or registered pledgees registered or recorded in the final shareholders' register as of March 31, 2004, up to a limit of 4.1 billion yen. The Corporation will pay 40 yen per share as interim dividends to its shareholders or registered pledgees registered or recorded in the final shareholders' register as of September 30, 2004, up to a limit of 3.8 billion yen.

(8) Directors of the 100% parent company to be established

SEGA SAMMY HOLDINGS INC. shall have the following seven (7) directors.

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations	Shareholding in the Corporations
Hajime Satomi (January 16, 1942)	March 1980 President and Representative Director of Sammy Industry Co., Ltd. (currently SAMMY CORPORATION)(current position) May 2002 Chairman and CEO of Sammy Holding Co., Inc (current position) June 2003 Chairman of SI Electronics Ltd. (current position) November 2003 Chairman of Sammy NetWorks Co., Ltd. (current position) February 2004 Chairman and Representative Director of SEGA CORPORATION (current position)	SEGA CORPORATION 275,300 shares SAMMY CORPORATION 24,165,585 shares
Hisao Oguchi (March 5, 1960)	April 1984 Joined SEGA Enterprises Ltd. (present SEGA CORPORATION). May 1999 Head of the Third Software R&D Division of the same company April 2000 President and Representative Director of Hitmaker Co., Ltd. June 2000 Officer of SEGA Enterprises Ltd. (present SEGA CORPORATION) June 2002 Managing Officer of the same company September 2002 Managing Officer and Head of the Programming Division of the same company May 2003 CEO Chairman of SEGA OF AMERICA, INC. (current position) May 2003 CEO President of SEGA HOLDINGS, U.S.A., Inc President(current position) May 2003 CEO Chairman of SEGA ENTERPRISES, INC.(U.S.A.) (current position) June 2003 Director of VISUAL CONCEPTS ENTERTAINMENT, INC. (current position) June 2003 President and Representative Director of SEGA CORPORATION (current position) July 2003 CEO Chairman of SEGA EUROPE LTD. (current position)	SEGA CORPORATION 10,000 shares SAMMY CORPORATION 0 share

Keishi Nakayama (July 23, 1942)	September 1989 Joined Sammy Industry Co., Ltd. (present SAMMY CORPORATION) and Division Manager of the General Affairs Division April 1997 Director and General Manager of the President's Office of the same company January 2000 Managing Director and General Manager of the President's Office of the same company June 2000 Managing Director and General Manager of the President's Office and Manager Group Companies of the same company June 2001 Managing Director and Manager President's Office of the same company March 2003 Director of Sammy NetWorks Co., Ltd. (current position) April 2003 Managing Director and Manager Planning Division and General Manager of the President's Office of SAMMY CORPORATION June 2003 Director of Sammy Design Co., Ltd. August 2003 Managing Director and Managing Planning Division and President's Office of SAMMY CORPORATION October 2003 Director of Sammy Golf Entertainment (current position) March 2004 Senior Managing Director and Manager President's Office of SAMMY CORPORATION (current position)	SEGA CORPORATION 0 share SAMMY CORPORATION 284,550 shares
Kiyofumi Sakino (April 21, 1948)	June 1999 Joined SAMMY CORPORATION Director and Division Manager of the Administration Division June 2000 Managing Director and Division Manager of the Administrative Division and Managing AM Business Division of the same company June 2001 Managing Director and Managing Administrative Division and Audit Office of the same company April 2003 Managing Director and Division Manager of the Administrative Division and Managing Audit Office of the same company April 2004 Managing Director and Managing Administrative Division and Audit Office of the same company (current position)	SEGA CORPORATION 0 share SAMMY CORPORATION 33,000 shares
Hideki Okamura (February 1, 1955)	January 1987 Joined SEGA Enterprises Ltd. (present SEGA CORPORATION) June 1997 Director and Deputy Manager of the Consumer Business Department and Manager of Saturn division June 1998 Officer and Manager of the Saturn Division of the same company June 2000 Director responsible for the Dreamcast Division of the same company June 2002 Vice President and Representative Director of Digital Cube June 2003 Executive Officer and Manager of the Consumer Department of SEGA CORPORATION (current position) October 2003 Director of SEGA OF AMERICA,INC. (current position) October 2003 Director of SEGA ENTERPRISES,INC.(U.S.A.) (current position) February 2004 Director of SEGA EUROPE LTD. (current position)	SEGA CORPORATION 700 shares SAMMY CORPORATION 0 Share
Kenkichi Yoshida (February 2, 1962)	January 1995 Joined Sammy Industry Co., Ltd. (present SAMMY CORPORATION) and Division Manager of SP Sales Division June 2000 Senior Officer and Division Manager of SP R&D Division of the same company October 2000 Director and Head of SP R&D Division of the same company August 2001 Director of SI Electronics Ltd. (current position) April 2000 Director and General Manager of SP R&D Control Office of SAMMY CORPORATION June 2002 Director of Rodeo Co., Ltd. July 2002 Director and Managing Production Division and General Manager of R&D Control Office of SAMMY CORPORATION March 2003 Director of Sammy NetWorks Co., Ltd. (current position) June 2003 Director of IP4 Inc. (current position) July 2003 Director of Sammy Holding Co., Inc (current position) July 2003 Director of Sammy Studios, Inc (current position) April 2004 Managing Director and Managing Production Division and Senior Division Manager of R&D Control Office of SAMMY CORPORATION (current position)	SEGA CORPORATION 0 share SAMMY CORPORATION 39,000 shares
Yasuo Tazoe (June 22, 1945)	April 1968 Joined SEGA Enterprises Ltd. (present SEGA CORPORATION) June 1991 Director and Manager of West Japan Business Division of the AM Facility Business Department and Kansai Branch of the same company June 1997 Managing Director and Manager of the Developer Business Division of the same company June 1998 Executive Officer and Deputy Manager of the Amusement Facility Business Department and Manager of the Developer Business Division and the Amusement Theme Park Division of the same company June 2001 Executive Officer and Manager of the New Business Division and Deputy Manager of the AM Business Department and Facility Department of the same company June 2003 Executive Officer and Manager of the Amusement Facility Department of the same company (current position) December 2003 Director of Oasis Park (current position) January 2004 President and Representative Director of SEGA Amusement (current position) January 2004 President of SEGA AMUSEMENTS TAIWAN LTD. (current position)	SEGA CORPORATION 46 shares SAMMY CORPORATION 0 share

(Notes)

1. Hajime Satomi, nominee for director, serves as Chairman and Representative Director of SEGA CORPORATION, Chairman and CEO of Sammy Holding Co., Inc., Chairman of SI Electronics Ltd., and Chairman of Sammy NetWorks Co., Ltd. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
2. Hisao Oguchi, nominee for director, serves as President and Representative Director of SEGA CORPORATION, CEO Chairman of SEGA OF AMERICA, INC., SEGA ENTERPRISES, INC.(U.S.A.), and SEGA EUROPE LTD., CEO President of SEGA HOLDINGS, U.S.A., Inc., and Director of VISUAL CONCEPTS ENTERTAINMENT, INC. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
3. Keishi Nakayama, nominee for director, serves as Senior Managing Director of SAMMY CORPORATION, Director of Sammy NetWorks Co., Ltd. and Sammy Golf Entertainment and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
4. Kiyofumi Sakino, nominee for director, serves as Managing Director of SAMMY CORPORATION and this company is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.

5. Hideki Okamura, nominee for a director, serves as Director of SEGA OF AMERICA, INC., SEGA ENTERPRISES, INC.(U.S.A.) and SEGA EUROPE LTD. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
6. Kenkichi Yoshida, nominee for director, serves as Managing Director of SAMMY CORPORATION, and Director of SI Electronics Ltd., Sammy NetWorks Co., Ltd., IP4 Inc., Sammy Holding Co., Inc., and Sammy Studios, Inc. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
7. Yasuo Tazoe, nominee for director, serves as President and Representative Director of SEGA Amusement, President of SEGA AMUSEMENTS TAIWAN LTD. and Director of Oasis Park and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.

(9) Statutory Auditors of the 100% parent company to be established

SEGA SAMMY HOLDINGS INC. will have the following four (4) statutory auditors.

Name (date of birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Kazutada Ieda (November 8, 1937)	July 1989 October 1994 June 1997	Director and Manager of the Accounting Department of SEGA Enterprises Ltd. (present SEGA CORPORATION) Director and Manager of the Administration Department of the same company Standing Statutory Auditor of SEGA CORPORATION (current position)	SEGA CORPORATION 5,122 shares SAMMY CORPORATION 0 share
Akio Kioi (August 5, 1934)	April 1960 April 1962 March 1980 April 1996 April 1999 August 1999	Registered with The Japan Federation of Bar Associations Establishment of Naniwa-Kyodo Law Office (current position) Member of the Anti-Racketeering Committee through intercession in civil disputes of The Japan Federation of Bar Associations (current position) Chairman of The Japan Federation of Bar Associations Vice President and Representative Director of The Resolution and Collection Corporation President and Representative Director of the same company	SEGA CORPORATION 0 share SAMMY CORPORATION 0 share
Ryoichi Arai (February 13, 1937)	June 1997 June 1999	Director and Division Manager of the Administration division of SAMMY CORPORATION Standing Statutory Auditor of the same company (current position)	SEGA CORPORATION 0 share SAMMY CORPORATION 18,000 shares
Hisao Hirakawa (June 24, 1943)	June 1994 June 1996 June 2001 June 2003	Director and Manager of the Underwriting Division of Marusan Securities Managing Director of the same company President and Representative Director of Marusan Finance Managing Director of Marusan Securities	SEGA CORPORATION 0 share SAMMY CORPORATION 300 shares

(Notes)

1. All of the above four nominees for statutory auditors are nominees for outside statutory auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no special relationship among the above nominees for statutory auditors, SEGA SAMMY HOLDINGS INC., SAMMY CORPORATION and SEGA CORPORATION.

(10) Substitute nominee for a statutory auditor of the 100% parent company to be established

The following person is a substitute nominee for a statutory auditor of SEGA Sammy Holdings Inc.

Name (Date of birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the corporations
Mineo Enomoto (December 12, 1950)	April 1978 May 2000	Registered with the Japan Federation of Bar Associations Establishment of Mineo Enomoto Law Office (current position)	SEGA CORPORATION 0 share SAMMY CORPORATION 2,700 shares

(Notes)

1. The above substitute nominee for statutory auditor meets the requirements for outside statutory auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no special relationship among the above substitute nominee for a statutory auditor, SEGA SAMMY HOLDINGS INC., SAMMY CORPORATION and SEGA CORPORATION.

(11) Amount of remuneration for directors and statutory auditors of the 100% parent company to be established

With respect to the sum of remuneration for each director and statutory auditor of SEGA SAMMY HOLDINGS INC., the sum of remuneration of directors shall not exceed four hundred million yen (400,000,000 yen) per year and that of statutory auditors shall not exceed 50 million yen (50,000,000 yen), in consideration of the total amount of remuneration of the Corporations and miscellaneous circumstances. The amount of remuneration for directors shall not include the portion of remuneration meant for employees and directors' employees.

(12) Matters regarding the election of an auditing firm of the 100% parent company to be established

SEGA SAMMY HOLDINGS INC. shall have the following accounting firm.

March 31, 2004

Appellation	KPMG AZSA & Co.
Office	Principal office: 1-2, Tsukudocho, Shinjuku-ku, Tokyo
History	July 1985: Establishment of Asahi Shinwa & Co. October 1993: Merger with Inoue, Saito, Eiwa & Co. (established on April 5, 1978) and its appellation was changed to Asahi & Co. January 2004: Merger with AZSA & Co. (established on February 26, 2003) and its appellation was changed to KPMG AZSA & Co.
Outline	• 1,718 Public certified accountants, 680 Junior accountants and 737 other staff members • number of domestic offices: 32 • number of corporate clients of the auditing firm: 4,954

(13) Matters regarding the joint establishment

SEGA CORPORATION will establish a 100% parent company, "SEGA SAMMY HOLDINGS INC., in cooperation with SAMMY CORPORATION.

The outline of SAMMY CORPORATION will be set out below.

Name	SAMMY CORPORATION
Address	2-23-2 Higashi-ikebukuro Toshima-ku, Tokyo
Date of Incorporation	November 1, 1975
Paid-in capital	15,374 million yen
Businesses	Development, manufacturing and sale of Pachislot machines, pachinko machines, or related equipment, arcade machines, home-use game software
Representative	President and Representative Director: Hajime Satomi
Number of Employees	1,006

3. Explanations of the exchange of shares stipulated by Article 366, Clause 1, Item 2 of the Commercial Code of Japan

SEGA CORPORATION determined the share exchange ratio with respect to the establishment of the 100% parent company, SEGA SAMMY HOLDINGS INC. as follows:

The Corporations formed a judgment that an independent and respective review of the appropriate share exchange ratio will protect the interests of the shareholders of the respective Corporations and accordingly separately appointed financial advisors.

SEGA CORPORATION appointed Daiwa Securities SMBC Co., Ltd. as its financial advisor and requested it to analyze the share exchange ratio to be offered for reference in negotiations.

In response to the request, Daiwa Securities SMBC Co., Ltd. made an analysis of the share exchange ratio on the basis of the comparison and analysis of the market share prices, discounted cash flow (DCF) and other methods deemed appropriate by Daiwa Securities SMBC Co., Ltd. and showed the results of the analysis to SEGA CORPORATION.

Taking the results of the analysis by Daiwa Securities SMBC Co., Ltd. into account, SEGA CORPORATION discussed the appropriate ratio from a number of standpoints inside the Corporation and in deliberations with SAMMY CORPORATION, while consulting with Daiwa Securities SMBC Co., Ltd. As a result, at meetings of the Board of Directors of the Corporations held on May 18, 2004, the Corporations approved the Share-for-Share Exchange Agreement, which specifies that 0.28 common stock of the 100% parent company, SEGA SAMMY HOLDINGS INC. and one common stock of the 100% parent company, SEGA SAMMY HOLDINGS INC., will be allotted in exchange for each common stock of SEGA CORPORATION and, will be allotted to one common stock of SAMMY CORPORATION SAMMY CORPORATION. The Corporations executed an Agreement on the same day. The Share-for-Share Agreement also stipulates that the Corporations may change the share exchange ratio by mutual agreement if any material changes related to various assumptions underlying the calculations of the ratio occur.

Prior to the abovementioned meeting of the board of directors, SEGA CORPORATION received a written opinion from Daiwa Securities SMBC Co., Ltd., its financial adviser, to the effect that as of May 18, 2004, the share exchange ratio specified in the Share-for-Share Exchange Agreement is appropriate for its shareholders from a financial perspective (Note 1) (Note 2)

SAMMY CORPORATION also received a written opinion from Morgan Stanley Japan Limited, its financial advisor, stating that as of May 18, 2004, the share exchange ratio described above is appropriate for the shareholders of Sammy from a financial perspective.

(Note 1)
The full text of the written opinion dated May 18, 2004 and submitted by Daiwa Securities SMBC Co., Ltd. is set out below (Note 2). In preparing the written opinion, Daiwa Securities SMBC Co., Ltd. assumed that the information reviewed (including all financial data submitted by the Corporations) was complete and accurate. Further, Daiwa Securities SMBC Co., Ltd. did not independently value or assess the assets or liabilities of the Corporations. In addition, Daiwa Securities SMBC Co., Ltd. specified in the written opinion the procedures carried out, matters examined and presuppositions and conditions, etc. used for the preparation and submission of the written opinion.

(Note 2)
The full text of the written opinion dated May 18, 2004 of Daiwa Securities SMBC Co., Ltd. is set out below.

(Translation)

[Daiwa Securities SMBC Opinion (copy)]

May 18, 2004

To: The Board of Directors
SEGA CORPORATION
2-12, Haneda 1-chome, Ota-ku, Tokyo

Dear Members of the Board:

Daiwa Securities SMBC Co. Ltd. (hereinafter referred to as "Daiwa SMBC") understands that SEGA CORPORATION (hereinafter referred to as "Your Company") and SAMMY CORPORATION (hereinafter referred to as "Sammy") have been considering the "Incorporation of a Joint Parent Company by the Two Companies by way of Stock-Transfer (*Kabushiki Iten*)" (hereinafter referred to as the "Transaction"). Daiwa SMBC also understands that a resolution was passed at the respective meetings of the Board of Directors of Your Company and Sammy on May 18, 2004, pursuant to which the shareholders of Your Company shall receive the allotted delivery of 0.28 shares of the common stock to be issued by the joint parent company (hereinafter referred to as the "Stock of Joint Parent Company") for each share of the common stock of Your Company held by such shareholders, and the shareholders of Sammy shall receive the allotted delivery of one (1) share of the Stock of Joint Parent Company for each share of the common stock of Sammy held by such shareholders (hereinafter the ratio of 0.28 to 1, which is the ratio of the number of shares of the Stock of Joint Parent Company to be allotted to one (1) share of the common stock of Your Company against the number of shares of the Stock of Joint Parent Company to be allotted to one (1) share of the common stock of Sammy, shall be referred to as the "Ratio for *Kabushiki Iten*"), respectively under the Transaction. Further, Daiwa SMBC understands that the approval of shareholders shall be obtained for the Transaction at the respective general meetings of shareholders of Your Company and Sammy to be held in June, 2004.

Upon the request of the Board of Directors of Your Company, Daiwa SMBC hereby expresses its opinion as to the fairness, from a financial point of view, of the Ratio for *Kabushiki Iten* which has been agreed to for the Transaction, for the shareholders of Your Company. For expressing its opinion, Daiwa SMBC has made the following analyses and reviews:

(i) Review of the minutes of the meeting of Board of Directors of Your Company as of May 18, 2004 (including the resolution of the Ratio for *Kabushiki Iten*);

(ii) Analysis of the historical business and financial data of Your Company and Sammy specified in the securities reports of Your Company and Sammy for the past three years including the fiscal year ended March 31, 2003 and the semiannual reports for the term ended September 30, 2003;

(iii) Review of various financial forecasts and other data provided by Your Company and Sammy relating to their businesses;

(iv) Interviews with the management of Your Company and Sammy with respect to the businesses and business prospects of Your Company and Sammy, the purpose of the management integration by way of the Transaction and the possible benefit which may be realized following the management integration;

(v) Review of information which is publicly available with respect to companies which are similar and comparable to Your Company and Sammy;

(vi) Review of the prices and trading turnover of the shares of common stock of Your Company and Sammy for the past one (1) year;

(vii) Analysis and review of the due diligence report on Sammy prepared by Matsuo & Kosugi Law Offices as of April 30, 2004 (entitled "Legal Due Diligence Report"); and

(viii) Other financial investigations, analyses and reviews as deemed appropriate by Daiwa SMBC.

Daiwa SMBC has assumed that any and all information reviewed in its aforementioned works is accurate and complete, and has not verified such accuracy or completeness independently nor shall take any responsibility therefor. Further, Daiwa SMBC has not evaluated nor assessed the assets or liabilities of Your Company or Sammy independently, nor has it retained a third-party institution for such evaluation or assessment. Daiwa SMBC has not verified the solvency or the fair value of the assets or liabilities of Your Company or Sammy independently nor shall it take any responsibility therefor. As for the financial forecasts which Daiwa SMBC relied upon in the aforementioned works, Daiwa SMBC has assumed that they have been reasonably prepared in accordance with the best currently available estimates and judgements respectively of Your Company and Sammy as to their future financial performance, and that such financial forecasts shall be achieved in the amount of money and time as assumed therein. Daiwa SMBC shall assume no responsibility for and expresses no opinions on such forecasts or the assumptions on which they are based.

Daiwa SMBC's opinion is based on the information made available to it as of, and economic, market and other conditions existing on, the date hereof. Although our opinion expressed herein may be affected by future changes in the situations of Your Company and Sammy, Daiwa SMBC shall assume no obligation to amend, change or supplement its opinion. Further, this letter shall not review Your Company's determination concerning consummation of the Transaction.

In rendering its opinion, Daiwa SMBC has assumed that the Transaction will be consummated on the terms resolved by the meeting of the Board of Directors of Your Company held on May 18, 2004, that necessary regulatory and other approvals and licenses for the Transaction will be obtained, and that obtaining the above will not have an adverse effect on Your Company or Sammy. We have also assumed that the Transaction will be handled appropriately based on the applicable Tax Law and that tax consequences of this Transaction will be identical to what is expected currently.

Daiwa SMBC is acting as financial advisor to Your Company in connection with the Transaction and will receive a fee in consideration for such services. Daiwa SMBC provided services for fund procurement and other market related services to Your Company and Sammy, and received fee in consideration therefor in the past. Daiwa SMBC conducts transaction for its own account and customers' accounts of the securities of Your Company and Sammy in the ordinary course of securities business.

Daiwa SMBC's involvement and expression of opinion are solely for the benefit of Your Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, any stockholder of Your Company, Sammy or any other person. Further, its involvement and expression of opinion are not intended to recommend to any stockholder of Your Company and Sammy to exercise voting rights in connection with the Transaction.

Except as required by laws or court of competent jurisdiction in connection with the Transaction, this letter may not be disclosed or referred to in whole or a part without a prior written consent of Daiwa SMBC. However, Daiwa SMBC recognizes that Your Company intends to refer to this letter respectively in the document designated in Article 366, Paragraph 1, Item 2 of the Commercial Code of Japan, in the document designated in Article 21-2 of the Law for Special Exception to the Commercial Code Concerning Audit, Etc. of a Stock Company, and in the document required by the regulations of securities exchange where Your Company or Sammy is listed.

Based on and subject to the foregoing, we are of opinion that the Ratio for *Kabushiki Iten* is fair to the shareholders of Your Company from a financial point of view, as of the date hereof.

Very truly yours,
Daiwa Securities SMBC Co. Ltd.
Daisuke Saji
Managing Director
M&A Product Line Global Head

4. Balance sheet and profit and loss statement specified by Article 366, Clause 1, Item 3 or Item 6 of the Commercial Code of Japan

The balance sheet and profit and loss statement of the Company will be set out in the Attachment on pages 18 through 24.

The balance sheet and profit and loss statement of SAMMY CORPORATION are provided below.

Non-consolidated Balance Sheets

SAMMY CORPORATION

As of March 31, 2004

(millions of yen)

ASSETS	2004.3
Current Assets:	
Cash and deposits	53,158
Notes receivable	36,463
Accounts receivable-trade	46,534
Goods and Products	1,898
Raw materials	14,205
Inventories	290
Advanced money	2,948
Prepaid expenses	677
Short-term loans	2,953
Accounts receivable	350
Deposit for lawsuit	5,000
Deferred tax assets-current	9,610
Other current assets	239
Allowance for doubtful accounts	(459)
Total current assets	173,871
Fixed Assets:	
Tangible fixed assets	
Buildings	4,492
Structures	136
Machinery and equipment	2,283
Vehicles	12
Furniture and fixtures	1,882
Land	2,922
Construction in progress	5,765
Total tangible fixed assets	17,495

LIABILITIES	2004.3
Current Liabilities:	
Notes payable	29,966
Accounts payable	18,539
Short-term loans	1,200
Current portion of long-term bank loans	600
Accounts payable	10,263
Corporate taxes payable	29,549
Consumption taxes payable	1,884
Accrued expenses	3,159
Advanced received	105
Deposits received	60
Reserve for employees' bonuses	1,233
Stock acquisition rights	25
Other current liabilities	25
Total current liabilities	**96,613**
Long-Term Liabilities	
Long-term bank loans	600
Debentures	15,000
Convertible bonds	40,000
Deferred tax liabilities	2,877
Accrued employees' retirement benefits	1,001
Reserve for retirement allowances	794
Long-term guaranty deposit received	2,863
Total non-current liabilities	**63,136**
Total liabilities	**159,750**
Shareholders' Equity	
Common stock	15,374
Additional paid-in capital	16,364
Retained earnings	90,278
Legal reserve	310
General reserve	55,185
Unappropriated retained earnings	34,782
Net unrealized valuation gains on securities	10,024
Treasury stock, at cost	(15,515)
Total Shareholders' Equity	**116,526**
Total liabilities and shareholders' equity	**276,277**

(Note) Fractions of less than 1 million yen are rounded down.

SAMMY CORPORATION Non-consolidated Statements of Income (For the year ended March 31, 2004)

(millions of yen)

	Amount
Operating Revenue	
Revenue	227,174
Operating Expenses	
Cost of sales	106,579
Sales, general and administrative expenses	47,898
Total	154,477
Operating income	**72,696**
Non-operating income	
Interest and dividend income	261
Other income	215
Total	476
Non-operating expenses	
Interest expenses	(178)
Amortization of bond issue expenses	(641)
Loss on foreign exchange	(140)
Sales discounts	(358)
Other expenses	(413)
Total	(1,732)
Operating profit	**71,440**
Extraordinary Income	
Gain on sale of fixed assets	7
Gain on sale of business unit	169
Gain on sale of investments in securities	3
Total	180
Extraordinary loss	
Loss on disposal of property and equipment	(209)
Loss on sale of investments in securities	(174)
Loss on valuation of investments in subsidiaries	(270)
Loss on investment valuation	(35)
Loss on divestiture of subsidiaries	(194)
Provisions for bad debts	(2,496)
Other extraordinary loss	(6)
Total	(3,387)
Income before income taxes	**68,233**
Income taxes- current	41,000
- deferred	(7,632)
Total	33,367
Net Income for the Year	**34,866**
Unappropriated retained earnings at beginning of the year	1,916
Interim dividend	1,978
Loss of disposal of treasury stock	(21)
Unappropriated retained earnings at end of the year	**34,782**

(Note) Fractions of less than 1 million yen are rounded down.

1. **Significant accounting policies**

(1) Valuation of securities

Investments in subsidiaries and affiliates are stated at moving-average cost.

Other securities

Securities that have quoted market prices are stated at the market value based on market prices at the fiscal yearend and other factors. The difference between acquisition cost and market value is accounted for as net unrealized holding gains or losses on securities in shareholders' equity, with cost of sales determined by the moving average method.

Other securities without quoted market prices are stated at moving-average cost.

(2) Inventories are stated at cost determined by the average method.

(3) Depreciation of non-current assets

1. Tangible non-current assets

Depreciation is computed by the declining-balance method.

In addition, buildings (excluding attached equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method.

2. Intangible fixed assets

Amortization is computed by the straight-line method. For software for internal use, Sammy adopts the straight-line method based on a useful life of 5 years.

3. Long-term prepaid expenses

Amortization is computed by the straight-line method.

(4) Accounting for deferred assets

All expenses are expensed when incurred.

(5) Accounting for allowances

Allowance for doubtful accounts: The reserve for doubtful accounts is provided in an amount sufficient to cover possible losses estimated as a historical write-off ratio of bad debts for general receivables, with the addition of required amounts for doubtful accounts and bankrupt receivables based on a case-by-case assessment of the possibility of collection.

Accrued employees' bonuses: Accrued employee bonuses are provided based on the estimated amount to be paid.

Accrued retirement benefits for employees: The liability for retirement benefits is based on the estimated amount of benefit obligations and plan assets at the end of the fiscal year. Actuarial gains or losses are treated as a lump-sum expense in the following fiscal year.

Accrued retirement benefits for directors and statutory auditors: The amount of the reserve required at the end of the fiscal year for directors and statutory auditors' retirement benefits is based on company regulations. This allowance is stipulated under Article 43 of the Regulation for the Commercial Code.

(6) Accounting for lease transactions

Finance leases that do not transfer ownership to lessees are accounted for in the same manner as operating leases.

(7) Accounting method for consumption taxes

Consumption taxes are accounted using the net-of-tax method.

(8) Significant hedge accounting method

1. Hedge accounting method

The interest rate swap is treated as a special transaction. *

* Under special transactions, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

2. Method and item of hedge

Hedge method ―――――― Interest rate swap

Hedge item ―――――――― Interest on debts

3. Hedge policy

The sole purposed of interest swaps is to reduce risks associated with interest fluctuations. The interest rate swap is not used for speculative purposes.

4. Method of evaluating hedge effectiveness

Because the interest rate swap is treated as a special transaction, hedge effectiveness valuation is omitted.

2. Notes to Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥5,117 million

(2) In addition to fixed assets listed on the balance sheet, significant fixed assets used on lease contracts included 301 vehicles for sales and 38 machines for R&D purposes.

(3) Subsidiaries' receivables/debts from subsidiaries

Short-term receivables from subsidiaries:	¥11,861 million
Long- term receivables from subsidiaries:	¥4,786 million
Short-term payables to subsidiaries:	¥3,895 million

(4) Liabilities for guarantees: ¥2,683 million

(5) The number of shares for stock acquisition rights, issue price, amount appropriated to capital and the issue period, pursuant to Article 280, Section 19 of the pre-revised Commercial Code of Japan are as follows:

1) Stock acquisition rights by resolution of the Ordinary General Meeting of Shareholders on June 27, 2000

	As of March 31, 2004
Number of stock acquisition rights	—
Class of shares subject to stock acquisition rights	Common shares
Number of shares subject to stock acquisition rights	28,350
Payment on exercise price of stock acquisition rights(¥)	714
Period for exercise of stock acquisition rights	July 31, 2002-July 30, 2004
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 714 Appropriated to capital: 357
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Option Agreement agreed to by Sammy and directors and employees of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares subject to the stock acquisition rights is the number of stock acquisition rights approved by special resolution minus invalid stock acquisition rights due to retirement of employees and the number of shares already issued.

2. The number of shares subject to stock acquisition rights and the issue price have been adjusted to account for the 2-for-1 stock split conducted on November 20, 2000, a 2-for-1 stock split conducted on November 20, 2001, and a 1.5-for-1 stock split conducted on February 27, 2004.

3. The number of shares for stock acquisition rights is granted in its entirety t

2) Stock options by resolution of the Ordinary General Meeting of Shareholders on June 22, 2001

	As of March 31, 2004
Number of stock acquisition rights	—
Class of shares subject to stock acquisition rights	Common shares
Number of shares subject to stock acquisition rights	489,000
Payment on exercise price of stock acquisition rights(¥)	2,830
Period for exercise of stock acquisition rights	July 31, 2003 – July 30 2005
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 2,830 Appropriated to capital: 1,415
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Option Agreement agreed to by Sammy and directors and employees of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares for stock acquisition rights is the number of stock acquisition rights approved by special resolution minus invalid stock acquisition rights due to retirement of employees and the number of shares already issued.

2. The number of shares subject to stock acquisition rights and the issue price have been adjusted to account for the 2-for-1 stock split conducted on November 20, 2001, and a 1.5-for-1 stock split conducted on February 27, 2004.

3. The number of shares for stock acquisition rights includes 60,000 shares for directors and 429,000 shares for employees.

(6) Net assets within the definition of Article 93 of the Regulation for the Commercial Code: ¥10,024 million

(7) Total number and type of shares issued and outstanding at the fiscal year-end: total number and type of treasury stock held at the fiscal year-end

Shares issued and outstanding	87,500,718 common shares
Treasury Stock	6,572,839 common shares

(8) Financial statements as of March 31, 2004 have been prepared based on the revised Regulation for the Commercial Code.

3. Note to Statement of Income

(1) Transactions with subsidiaries

Net sales	¥31,093 million
Purchases	¥3,155 million
SG&A expenses	¥2,818 million
Non-operating transactions	¥539 million

(2) Net income per share ¥460.89

5. Matters regarding the resolution of this proposal

This proposal will become effective with the approval of the ordinary general meetings of shareholders of the Corporations and the approval of the competent authorities under law.

ARTICLES OF INCORPORATION OF SEGA SAMMY HOLDINGS INC.

CHAPTER I GENERAL PROVISIONS

Article 1 (Trade Name)

The name of the Company shall be "SEGA SAMMY HOLDINGS Kabushiki Kaisha" and in English translation it shall be "SEGA SAMMY HOLDINGS INC."

Article 2 (Purpose)

The purpose of the Company shall be: to manage and control the business activities of the corporations that conduct the following businesses and businesses equivalent thereto and to engage in operations incidental thereto by owning shares in such corporations:

(1) manufacture, marketing and recycling of pachinko, pachislot, arranged-ball, jankyu machines, and related equipment;
(2) planning, manufacture, marketing, import and export of amusement machines and equipment, game machines and equipment, amusement park rides, electric machines and equipment, electronic machines and equipment, optical machines and equipment, office machines and equipment, learning machines and equipment, exercise machines and equipment, health promoting machines and equipment, vending machines and equipment, money changers, machines and equipment for prizes, photo machines and parts, and materials thereof;
(3) planning, development, design, manufacture, marketing, importing and exporting of toys;
(4) designing, manufacture and marketing of computers and peripheral equipment and terminal units;
(5) planning, development, production, marketing and consulting of computer software, and computer systems;
(6) planning, manufacture, production, marketing, importing and exporting of hardware and software of game equipment and peripheral equipment and terminal units thereof;
(7) planning, design, development, administration, operation and maintenance of network systems, such as the Internet, computer networks, cell phones, car navigation systems, and television game networks, etc.;
(8) marketing, dealership, importing and exporting, manufacture, processing, installation and maintenance of telecommunications equipment and peripheral equipment and terminal units equipment thereof and dealership concerning the subscription of telecommunications service;
(9) construction work, installation work, interior and exterior decoration work, and installation of machines and equipment;
(10) planning, design and administration of various facilities, such as commercial and industrial facilities, and educational facilities, and displays;
(11) manufacture and marketing of various construction materials;
(12) building maintenance and providing invitation of and guidance to member shops on franchise systems and marketing of cleanup products (carpets, mops, cloth, rolls of towels, air fresheners for bathrooms and home, air purifiers, and water purifiers) and lease thereof;
(13) management of game arcades, game centers, amusement parks, hotels, inns, restaurants, golf courses, sports facilities, karaoke rooms, parking lots, and car washes and providing invitation of and guidance to member shops on franchise systems and marketing of memberships thereof;
(14) collection, analyzing, processing and supply of information;
(15) provision of an Internet connection service;
(16) planning, production, marketing, importing and exporting of audio-visual software and acoustic and music software;
(17) planning, production, marketing and distribution of broadcasting programs, movies and animations;
(18) advertising and providing publicity;
(19) design and planning of cable television systems;
(20) television and other general broadcasting under the Broadcast law;
(21) planning, administration and execution of events, such as theatrical performances, entertainment, movies, and concerts;
(22) management and promotion of entertainment talent and artists;
(23) planning, development, manufacture and marketing of character goods;
(24) administration, acquisition, licensing, sale and purchase, and leasing of industrial property rights, including patent rights, utility model rights, design rights, and trademark rights, and intangible property rights, including copyright, copyright neighboring rights, and merchandising rights, and studying on the use thereof;
(25) publishing;
(26) general leasing;
(27) sale and purchase, leasing, administration and intermediacy of real estate;
(28) money lending business, investing business and handling of credit cards and planning, manufacture and sale of prepaid cards and gift certificates;
(29) serving as a non-life insurance agent and conducting operations concerning the collection of life insurances;

(30) serving as a travel agent;
(31) specific employment agency business;
(32) management consulting;
(33) mail order sale;
(34) planning, manufacture, marketing, importing and exporting of three dimensional vision equipment and planning, manufacture, marketing, importing and exporting of image processing systems;
(35) manufacture, marketing, importing and exporting of jet skis, motor boats, and scuba diving equipment, fabric products for clothing, fur clothing, dry goods for clothing, dress accessories, accessories, leather goods, shoes, suitcases, bags, indoor ornament, furniture, arts and crafts, watches, glasses, acoustic instruments, home appliances, cosmetics, medical consumables, and medical equipment;
(36) marketing, importing and exporting of gems, precious metals, antiques, cameras, stationery, books, magazines, musical instruments, sports gear, DIY tools, gardening tools, fertilizers, feed, soil conditioners, automobiles, automobile parts, automobile goods, bicycles, food, alcoholic beverages, soft drinks, tobaccos, daily necessities, system equipment for emergency notification for the prevention of crimes, fires and disaster damages, disposal units of industrial wastes (kitchen garbage), photovoltaic generators, food processing machines and equipment; and
(37) creation, marketing and maintenance of databases.

2.The Company may engage itself in each of the foregoing businesses and those incidental or pertinent thereto.

Article 3 (Head office)

The head office of the Company shall be located at Minato-ku, Tokyo, Japan.

Article 4 (Method of public notice)

Public notices of the Company shall be given in *The Nihon Keizai Shimbun* published in Tokyo.

CHAPTER II SHARES

Article 5 (Authorized shares)

The total number of authorized shares of the Company shall be Four Hundred Million (400,000,000) shares; provided, however, that if a certain number of shares are eliminated, the number of such eliminated shares shall be subtracted from the authorized shares.

Article 6 (Acquisition of treasury stocks)

The Company may, by a resolution of the Board of Directors, purchase treasury stocks pursuant to the provision of Article 211-3, Clause 1, Item 2 of the Commercial Code of Japan.

Article 7 (Number of Shares Constituting One Full Unit of Stock)

The number of shares constituting one full unit shall be one hundred (100).

Article 8 (Certificates for Shares Constituting Less Than One Full Unit)

The Company shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as "shares constituting less than one full unit").

Article 9 (Request for Sale of Shares Constituting Less Than One Full Unit)

A shareholder (including a beneficial shareholder: hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. However, that the foregoing shall not apply if the Company does not own the number of treasury stocks to be sold.

2. The period when a request for the sale may be made, the method of request and other matters shall comply with the share handling regulations adopted by the Board of Directors.

Article 10 (Transfer Agent)

The Company shall appoint a transfer agent in respect to shares and stock acquisition rights of the Company.

2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors.

3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) and the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the handling office of the transfer agent and all business relating to the shares and stock acquisition rights, such as registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit, shall be handled by the transfer agent and the Company itself shall not handle the above matters directly.

Article 11 (Share Handling Regulations)

The class of share certificates of the Company, the registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit and any other procedures and fees relating to the shares and stock acquisition rights of the Company shall comply with the share handling regulations adopted by the Board of Directors.

Article 12 (Record Date)

The Company shall deem shareholders who hold voting rights and whose names are registered or recorded in the register of shareholders as of the closing of accounts, March 31 each year, to be the shareholders entitled to exercise shareholders' rights at the ordinary general meeting of shareholders for that particular accounting period.

2. In addition to the events specified by the preceding section and Article 43 hereof, whenever necessary to determine those who are entitled to exercise their rights as shareholders or registered pledgees, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine a date of record.

CHAPTER III GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation)

An ordinary general meeting of shareholders shall be convened within three (3) months after April 1 each year and, whenever necessary, an extraordinary general meeting of shareholders may be convened.

Article 14 (Place of Convocation)

General meetings of shareholders of the Company may be convened at the head office or at a location adjacent thereto or at any location within the Tokyo metropolitan area.

Article 15 (Convener of General Meetings of Shareholders and Chairman)

Except as otherwise provided by the laws and regulations, the President and Representative Director previously determined by a resolution of the Board of Directors of the Company shall convene the general meetings of shareholders and act as the chairman thereof.

2. When such President and Representative Director are unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such general meetings and act as the chairman thereof.

Article 16 (Exercise of Voting Right by Proxy)

A shareholder may entrust his/her voting rights to an attending shareholder who has voting rights.

2. In the event of the preceding section, documents evidencing the authority of a proxy must be filed with the Company at every general meeting of shareholders.

Article 17 (Method of Adopting Resolution)
Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of voting rights held by the attending shareholders.

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code of Japan may be adopted by not less than two-thirds of the voting rights held by the attending shareholders who hold not less than one-third of the voting rights of all shareholders.

Article 18 (Minutes)
The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other Directors present shall inscribe their names and affix their seals thereon or put their signature thereon.

2. The original minutes of general meetings of shareholders shall be kept for ten (10) years at the head office from the date of resolution and certified duplicates thereof shall be kept for five (5) years at branch offices.

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS AND OFFICERS

Article 19 (Number of Directors)
The Company shall have no more than fifteen (15) directors.

Article 20 (Election of Directors)
Directors shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of directors.

2. Cumulative voting shall not be used for the election of directors specified in the preceding section.

Article 21 (Term of Office of Directors)
The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.

2. The term of office of a director elected to fill a vacancy shall expire when that of a retired director would otherwise expire.

3. The term of office of a director elected to increase the number of directors shall be the same as the remainder of the term of office of other incumbent directors.

Article 22 (Directors with Title)
The Board of Directors may, by a resolution, elect one President and, if necessary, elect one chairman, vice chairman, vice president, executive managing directors, and managing directors.

Article 23 (Representative Directors)
The President shall represent the Company.

2. In addition to the foregoing section, the Company may, by a resolution of the Board of Directors, elect representative directors if

necessary and each such director shall represent the Company.

Article 24 (Convener and Chair of Meetings of the Board of Directors)

Except as otherwise provided by laws and regulations, the President shall convene a meeting of the Board of Directors and shall act as the chairman thereof.

2. When such President is unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such a meeting and shall act as the chairman thereof.

Article 25 (Procedures for Notice of the Board of Directors)

Notice of a meeting of the Board of Directors of the Company shall be sent to each director and statutory auditor at least three days prior to the meeting; provided, however, that in case of an emergency, such period may be shortened.

2. If the agreement of all the directors and statutory auditors is obtained, a meeting of the Board of Directors may be held without following the convocation procedures.

Article 26 (Resolutions of a Meeting of the Board of Directors)

Resolution of the Board of Directors of the Company shall be adopted by a majority of Directors present at a meeting, which Directors shall constitute a majority of the total number of Directors.

Article 27 (Minutes)

The substance of proceedings of a meeting of the Board of Directors of the Company and the result thereof shall be recorded in the minutes, and the chairman and the attending Directors and statutory auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

2. The original minutes shall be kept for ten (10) years at the head office from the date of resolutions.

Article 28 (Advisors)

The Company may, by a resolution of the Board of Directors, appoint one or more advisors. Advisors shall respond to a request for consulting by the President with respect to the business operations of the Company.

Article 29 (Regulations of the Board of Directors)

Except as otherwise provided by laws and regulations or these Articles of Incorporation, matters regarding meetings of the Board of Directors shall comply with the regulations of the Board of Directors separately adopted by the Board of Directors.

Article 30 (Remuneration of Directors)

The remuneration and retirement bonus of directors shall be determined at a general meeting of shareholders.

Article 31 (Officers)

The Company may, by a resolution of the Board of Directors, appoint one or more officers.

2. Officers shall be in charge of some part of the business operations entrusted by the President in accordance with the principles adopted by the Board of Directors.

Article 32 (Regulations of Officers)

Except as otherwise provided by the laws and regulations or these Articles of Incorporation, matters regarding officers shall conform to the regulations of officers adopted at a meeting of the Board of Directors.

Chapter V Statutory Auditors and Board of Statutory Auditors

Article 33 (Number of Statutory Auditors)

The Company shall have no more than five (5) statutory auditors.

2. The Company may elect a substitute statutory auditor in advance at an ordinary general meeting of shareholders to provide for a vacancy in the number of statutory auditors stipulated by laws and regulations.

Article 34 (Election of Statutory Auditors)

Statutory auditors and a substitute statutory auditor shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of statutory auditors.

2. The pre-election of a substitute statutory auditor shall remain effective until the first ordinary general meeting of shareholders is held after such pre-election.

Article 35 (Term of Office of Statutory Auditors)

The term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within four (4) years after their assumption of office.

2. The term of office of statutory auditors elected due to a vacancy and a substitute statutory auditor taking office shall expire when the term of office of a resigned statutory auditor would otherwise expire.

Article 36 (Standing Statutory Auditors)

Statutory auditors shall select a standing statutory auditor or standing statutory auditors from among themselves.

Article 37 (Convocation of a Meeting of the Board of Statutory Auditors)

Notice of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor three (3) days prior to the date of said meeting; provided, however, that this period may be shortened in the case of an urgency.

2. With the agreement of all the statutory auditors, a meeting of the Board of Statutory Auditors may be held without following the procedures for convocation.

Article 38 (Resolutions of a Meeting of the Board of Auditors)

Except as otherwise provided by laws and regulations, resolution of the Board of Statutory Auditors of the Company shall be adopted by a majority of Statutory Auditors present at a meeting.

Article 39 (Minutes)

The substance of proceedings of a meeting of the Board of Statutory Auditors of the Company and the result thereof shall be recorded in the minutes, and the attending Statutory Auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

Article 40 (Regulations of the Board of Statutory Auditors)

Other matters relating to the Board of Statutory Auditors shall comply with the regulations of the Board of Statutory Auditors separately adopted by the Board of Statutory Auditors, unless otherwise provided for by laws and regulations or these Articles of Incorporation.

Article 41 (Remuneration of Statutory Auditors)

The remuneration and retirement bonus of statutory auditors shall be determined at a general meeting of shareholders.

Chapter VI Accounts

Article 42 (Business Year and Closing of Accounts)

The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year, and the Company's accounts shall be closed at the end of each March 31.

Article 43 (Dividends)

Dividends shall be paid to shareholders or registered pledgees whose names appear on the register of shareholders as of the close of the last day of each accounting period.

Article 44 (Interim Dividends)

The Company may, by a resolution of the Board of Directors of the Company, pay to the shareholders or registered pledgees whose names appear on the register of shareholders as of close of September 30 every year a cash distribution (hereinafter referred to as "interim dividends") in accordance with Article 293-5 of the Commercial Code of Japan.

Article 45 (Expiration Period of Dividends)

In case dividends or interim dividends shall not be received within three (3) years after due date of each payment, the Company shall be relieved of the obligation for the payment thereof.

2. Dividends and interim dividends shall bear no interest.

SUPPLEMENTARY PROVISIONS

(Shares to be issued at the establishment of the Company by a share-for-share exchange)

Article 1 The Company shall be established by a share-for-share exchange stipulated by Article 364 of the Commercial Code of Japan.

2. The shares to be issued at the time of the establishment of the Company shall be common stock and the total number of shares to be issued shall be the sum of the number of shares issued by SAMMY CORPORATION on the day preceding the share-for-share exchange and the number obtained by multiplying the number of shares issued by SEGA CORPORATION on the day preceding the share-for-share exchange by 0.28; provided, however, that any number less than one-hundredth (1/100) of one share shall be disregarded.

(Initial business year)

Article 2 Notwithstanding the provision of Article 42 hereof, the initial business year of the Company shall be from the date of establishment of the Company to March 31, 2005.

(Initial term of office of statutory auditors)

Article 3 Notwithstanding the provision of Article 35 hereof, the initial term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the last closing of accounts within one (1) year of their assumption of office.

Third Item: Election of Six Directors

At the end of the Meeting, all members of the board of directors will expire their terms. The Company requests appointment of six directors.

The nominees for the directors are as follows.

Name (date of birth)	Career	Number of holding shares
Hajime Satomi (January 16, 1942)	November, 1975: Founder and Director of SAMMY CORPORATION March, 1980: President and Representative Director of SAMMY CORPORATION (present position) December, 2003: Executive Advisor of the Company February, 2004: Chairman and Representative Director of the Company (present position)] **Other titles** President and Representative Director of SAMMY CORPORATION*1	275,300
Hisao Oguchi (March 5, 1960)	April, 1984: Joined the Company May 1993: General Manager of No. 3 AM R&D Division of the Company May 1999: General Manager of No. 3 Software R&D Division of the Company April 2000: President and Representative Director of Hitmaker Co., Ltd. June 2000: Corporate Officer of the Company June 2002: Senior Corporate Officer of the Company September 2002: Senior Corporate Officer and General Manager of Product Portfolio of the Company June 2003: President and Representative Director of the Company (present position)	10,000

Yoshiharu Suzuki (May 19, 1953)	November 1992: Joined SAMMY CORPORATION and Deputy Executive General Manager of Amusement Business and General Manager of Amusement Development Division of SAMMY CORPORATION June 1994: Director and Deputy Executive General Manager of Amusement Business and Executive General Manager of Development Division of SAMMY CORPORATION June 2000: Resigned the position of director of SAMMY CORPORATION June 2001: Director of SAMMY CORPORATION responsible for Amusement Business April 2002: Director and Senior Division Manager of Amusement and NEWS Business Control Office of SAMMY CORPORATION June 2002: Managing Director and Manager, Amusement Business Division and Senior Division Manager of Amusement/NEWS Business Control Office (present position) October 2002: Chairman and Representative Director of Sammy Europe Limited. (present position) April 2003: President and Representative Director of Sammy Amusement Service Co., Ltd. (present position) February 2003: Director of the Company (present position) **Other titles** President and Representative Director of Sammy Amusement Service Co., Ltd. *2 Chairman and Representative Director of Sammy Europe Limited.	0
Hideki Okamura (February 1, 1955)	January 1987: Joined the Company June 1997: Director and Deputy Executive General Manager of Consumer Business Division and General Manager of Saturn Business Division of the Company June 1998: Corporate Officer and General Manager of Saturn Business Division of the Company June 2000: Director responsible for Dreamcast Business Division of the Company June 2002: Executive Vice President and Representative Director of Digicube Co., Ltd. June 2003: Senior Executive Officer responsible for Consumer Business of the Company (present position)	700

Yasuo Tazoe (June 22, 1944)	April 1968: Joined the Company June 1991: Director, General Manager of Amusement Facility Business West Japan Division of the Company and General Manager of Kansai Branch June 1997: Managing Director and General Manager of Developer Business Division of the Company June 1998: Senior Corporate Officer, Deputy General Manager of Amusement Facility Business Division, General Manager of Developer Business Division and General Manager of Amusement Theme Park Business Division of the Company June 2001: Senior Corporate Officer, General Manager of New Business Division and Deputy General Manager of Amusement Business Division Facility Office of the Company June 2003: Senior Corporate Officer and General Manager of Amusement Facility Division January 2004: President and Representative Director of Sega Amusement Co., Ltd. (present position) **Other titles** President and representative director of Sega Amusement Co., Ltd.	46
Akira Sugano (March 8, 1964)	December 1998: Manager of Corporate Planning Division of the Company June 2000: Corporate Officer responsible for Group Business Strategies of the Company June 2002: Senior corporate officer and executive general manager of financing and accounting division of the Company February, 2004: Senior Corporate Officer, Executive General Manager of Financing and Accounting Division, General Manager of Corporate Planning Division, and Executive General Manager of President Office (present position) **Other titles** President and representative director of Sega R&D Holdings Co., Ltd. President and representative director of Sega Lease Co., Ltd.	10,200

(Note) 1. Company has some sales of commercial equipment etc. between SAMMY CORPORATION.

2. Company has some sales of commercial equipment etc. between Sammy Amusement Service.

Fourth Item: Election of Two Statutory Auditors

At the end of the Meeting, four statutory auditors' terms are to be expired. The Company requests the election of two statutory auditors. The nominees for auditors are as follows.

Name (date of birth)	Carrier	Number of shares owned
Ryoichi Arai (February 13, 1937)	June 1997: Director and Executive General Manager of Administration Division June 1999: Standing Statutory Auditor of SAMMY CORPORATION (present position)	0
Mineo Enomoto (December 12, 1950)	April 1978: Admitted to bar May 2000: Opened Minio Enomoto Law Office	0

(Note) 1. The Company and nominees do not have any special relationship with each other.

2. Both of the above two nominees for auditors are nominees for outside auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).

Fifth Item: Retirement Allowances for Retiring Directors and Statutory Auditors

At the end of the Meeting, directors (Hideki Sato, Tetsu Kayama, Akira Nagai, and Hisashi Suzuki) and statutory auditors (Kinsuke Miyazaki and Yoshiyasu Gemma), will resign from their positions. To reward their services, the Company requests to grant the retirement allowances for them based on the Company's regulation.

In addition, the Company requests to leave details concerning the retirement allowance such as the amount, timing and method entirely to the board meeting and statutory auditors.

The profiles of retiring directors and statutory auditors are as follows.

Name	Profile
Hideki Sato	June, 2000: Senior Managing Director of the Company November, 2000: Executive Vice President and Representative Director of the Company March, 2001: President and Representative Director of the Company June, 2003: Chairman and Director of the Company February, 2004: Vice Chairman and Director of the Company (present position)
Tetsu Kayama	June, 2001: COO and Representative Director of the Company June, 2003: Director of the Company (present position)
Akira Nagai	June, 2000: Senior Managing Director of the Company June, 2001: Representative Director and Senior Executive Officer of the Company June, 2003: Director of the Company (present position)
Hisashi Suzuki	July, 1987: Director of the Company July, 1989: Managing Director of the Company June, 1997: Senior Managing Director of the Company June, 1998: Executive Vice President and Representative Director of the Company June, 1999: Executive Vice President and Director of the Company June, 2000: Director of the Company (present position)
Kinsuke Miyazaki	July, 1986: Statutory Auditor of the Company (present position)
Yoshiyasu Gemma	June, 2000: Statutory Auditor of the Company (present position)

Sixth Item: Election of Additional Accounting Auditor

The Company's accounting firm is ChuoAoyama Audit Corporation. To strengthen the audit structure and to integrate the audit structure for the Company and Sammy's consolidated and non-consolidated financial results, the Company decided to add the accounting auditor and the Company requests its election.

The meeting of statutory auditors of the Company accepted this item. The detail of the nominees for it is as follows.

Name of the Audit Corporation: KPMG Azsa&Co.

Address of its Offices

Principal Office: 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

Other Offices: Sapporo, Sendai, Yamagata, Niigata, Mito, Takasaki, Saitama, Chiba, Yokohama, Shizuoka, Nagano, Kanazawa, Toyama, Nagoya, Mie, Gifu, Osaka, Kyoto, Kobe, Nara, Wakayama, Okayama, Takamatsu, Hiroshima, Yonago, Matsue, Tokuyama, Fukuoka, Shimonoseki, Nagasaki, and Oita.

History: January 1, 1985	establishment of Asahi Shinwa-Kaikeisha
October 1, 1993	the merger of Inoue, Saito & Eiwa and Asahi & Co.
January 1, 2004	the merger of Asahi & Co. and Azusa & Co.

Equity Capital: 3,140 million yen

Composition of the staff: Certified Public Accountants: 1,718
Assistant CPAs: 680
Other Staff: 737
Total: 3,135

Number of its Clients: Audit Certifications: 3,652 companies
Other operations: 1,302 companies

END